                                                     Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-44919

PROSPECTUS
3,220,000 Shares

[SOFAMOR DANEK GROUP LOGO]

Common Stock
(no par value)

Of the 3,220,000 shares of Common Stock (the "Common Stock") of Sofamor Danek Group, Inc. (the "Company") offered hereby (the "Offering"), 1,620,000 shares are being offered by the Company and 1,600,000 shares are being offered by the selling shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders.

The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SDG." On February 23, 1998, the reported closing sale price of the Common Stock on the NYSE was $71.688 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
                                                 PRICE TO     UNDERWRITING    PROCEEDS TO
                                                  PUBLIC       DISCOUNT(1)    COMPANY(2)     PROCEEDS TO
                                                                                               SELLING
                                                                                           SHAREHOLDERS(3)
----------------------------------------------------------------------------------------------------------
Per share                                     $71.00         $2.84          $68.16         $68.16
----------------------------------------------------------------------------------------------------------
Total                                         $228,620,000   $9,144,800     $110,419,200   $109,056,000
----------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $252,000.
(3) Before deducting expenses of the Offering payable by the Selling Shareholders estimated at $248,000.

The shares of Common Stock being offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor on or about February 27, 1998 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.
                            PAINEWEBBER INCORPORATED
                                                            SALOMON SMITH BARNEY

February 24, 1998

[Photographs of certain Sofamor Danek products under the heading "Spinal Implants" and "Surgical Navigation Systems" and, under the headings "Research and Product Development," products under the subheadings "Biological Products" and "Interbody Fusion Devices."]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for the purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                              PAGE
Available Information.......................    3
Incorporation of Certain Documents by
  Reference.................................    4
Prospectus Summary..........................    5
Risk Factors................................   10
Use of Proceeds.............................   16
Price Range of Common Stock and Dividend
  Policy....................................   16
Capitalization..............................   17
Selected Consolidated Financial Data........   18

                                              PAGE
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   19
Business....................................   24
Management..................................   35
Selling Shareholders........................   38
Description of Capital Stock................   39
Underwriting................................   40
Legal Matters...............................   41
Experts.....................................   41

"Sofamor(TM)," "Danek(TM)," "CCD(TM)," "CD(TM)," "CD HORIZON(TM)," "CROSSLINK(R)," "MEDNEXT(R)," "ORION(TM)," "STEALTHSTATION(TM)," "TIMESH(TM)" and "TSRH(R)" are the trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective owners.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following Regional Offices of the
Commission: 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can also be obtained from the Public Reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Common Stock is traded on the NYSE, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

This Prospectus constitutes a part of the registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission through EDGAR under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits relating thereto for further information with respect to the Company and the shares of Common Stock offered hereby. The Underwriters of the shares of Common Stock offered hereby are herein collectively referred to as the "Underwriters."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are incorporated herein by reference:

(1) The Company's Annual Report on Form 10-K for the year ended December 31,
    1996;

(2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

(3) The Company's Current Reports on Form 8-K dated January 7, 1997 and February 3, 1998; and

(4) The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission effective April 17, 1991, including any amendment or report filed for the purposes of updating such description.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (not including, however, the exhibits to such documents unless such exhibits are specifically incorporated by reference in such information). Requests for such documents should be directed to: Sofamor Danek Group, Inc., 1800 Pyramid Place, Memphis, TN 38132, Attention: Secretary, telephone number
(901) 396-2695.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere and incorporated by reference in this Prospectus. Unless the context requires otherwise, the "Company" and "Sofamor Danek" refer to Sofamor Danek Group, Inc., an Indiana corporation, and its subsidiaries. Except for the historical information contained in this Prospectus, the matters discussed herein (including, in particular, those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Legal Proceedings") are forward-looking in nature and involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

Sofamor Danek is primarily involved in developing, manufacturing and marketing devices, instruments, computer-assisted visualization products and biomaterials used in the treatment of spinal and cranial disorders. In 1997, the Company held an approximately 50% market share of the worldwide spinal implant market, a rapidly growing market which exceeded $500 million in worldwide sales. In addition to its leadership position in the spinal implant market, the Company provides a comprehensive line of products for the spinal surgeon and neurosurgeon, including the STEALTHSTATION(TM) Image Guided Surgery System (the "STEALTHSTATION(TM)"), the MicroEndoscopic Discectomy System (the "MED System") for minimally invasive discectomies, MEDNEXT(R) high speed drills and TIMESH(TM) cranial plates. As of December 31, 1997, the Company had a total of 150 U.S. Food and Drug Administration ("FDA") 510(k) premarket clearances ("510(k) Clearances") for spinal and neurosurgical products. The Company also has a broad pipeline of spinal and neurosurgical products under development to augment its existing product offerings and further advance the state of the art of surgical and diagnostic procedures. Key products under development include the Novus line of threaded interbody fusion devices, including the Novus LC, a titanium, threaded, hollow, perforated cylinder that is packed with bone graft (the "Novus Cage") and is currently being marketed for use in certain non-U.S. countries. Other key products under development include biological products to induce bone growth, prosthetic discs and products utilizing visualization technology to aid surgeons. The Company has approximately 300 patents and patent applications in the United States. For the year ended December 31, 1997, the Company generated $312.9 million in revenues and $56.8 million in net income.

SPINAL IMPLANT INSTRUMENTATION AND THREADED CORTICAL BONE DOWELS

The objective of spinal implants is to increase spinal stability and facilitate the bone growth required for fusion of the vertebrae of the spine. Fusion immobilizes the vertebrae, which generally relieves the pressure on the nerves of the spinal column and alleviates chronic back pain. Approximately 500,000 spinal fusion procedures were performed worldwide in 1997, and spinal implants (commonly referred to as "instrumentation") are currently used in approximately 40% of these procedures. The Company believes that the success rate for fusion with instrumentation is over 90%. Spinal implant procedure growth will be driven by continued penetration of instrumentation, technological advances and demographics. The Company's spinal systems include the TSRH(R) Spinal System, the Cotrel-Dubousset ("CD(TM)") line of products and the ORION(TM) Anterior Cervical Plate System (the "ORION(TM) System"). These lines of surgical implants include tools for fusion such as rods, plates, screws, hooks, locking bolts and transverse traction devices that lock implants together. The Company markets products which treat degenerative diseases, deformities and trauma in all regions of the spine. Spinal surgeons and neurosurgeons choose a spinal implant system based on, among other things, the nature and location of the spinal instability. The Company currently markets approximately 33 spinal implant product lines.

In addition, the Company markets the Novus Cage in certain non-U.S. countries and is currently seeking FDA approval to market the product in the United States. The Novus Cage is implanted into the disc space between successive vertebrae. Interbody fusion cages currently on the market can be implanted less invasively than traditional implants and are intended to be used for certain spinal fusions in the lumbar region of the spine as well as for supporting the spine after discectomies. In the United States, approximately 400,000 discectomies are performed each year to remove spinal discs. These procedures historically have not used a significant amount of surgical instrumentation. In 1997, worldwide interbody fusion cage sales for all companies were approximately $115 million. In addition to the Novus Cage, the Company currently distributes threaded Cortical Bone Dowels, a product made of human bone, in the United States on behalf of the University of Florida Tissue Bank ("UFTB") pursuant to an exclusive agreement. Spinal implant products and threaded Cortical Bone Dowels accounted for $260.5 million, or 83%, of Sofamor Danek's revenues in 1997.

SURGICAL SYSTEMS

The STEALTHSTATION(TM) is an image-guided system which assists spinal surgeons and neurosurgeons in precisely positioning surgical instruments in a patient. Specifically, the STEALTHSTATION(TM) is a frameless stereotactic workstation that takes data from CT scans or magnetic resonance images, converts this data into three dimensional images and displays this data, together with the precise location of the surgical instrument, on a real-time basis on a computer workstation in the operating room. The Company believes that use of the STEALTHSTATION(TM) enhances the accuracy of delicate surgical procedures and allows surgeons to simulate a surgical plan before an operation, thereby significantly reducing operating room time and the length of the patient's hospital stay. The Company obtained 510(k) Clearance for the STEALTHSTATION(TM) in January 1996 for use throughout the body when referencing a rigid anatomical structure. In January 1998, the Company received 510(k) Clearance for intranasal and sinus use. The Company believes that it has the leading share of the worldwide, frameless stereotactic image-guided surgery market.

The Company's MED System, which consists of a large tube (or trocar), a disposable endoscope, a light source and a video system, allows physicians to perform minimally invasive discectomies by making an incision in the back of the patient and removing all or part of a herniated disc in order to relieve pressure on the spinal cord or nerve root. The ability to perform a discectomy endoscopically using the MED System may eliminate the need for general anesthesia. This procedure can be performed in an outpatient setting, as opposed to requiring a hospital stay of approximately three days. The Company believes the procedure also reduces patient recovery time, post-operative pain and narcotic use.

RESEARCH AND PRODUCT DEVELOPMENT

In addition to its currently marketed products, Sofamor Danek has a broad pipeline of spinal and neurosurgical products under development. In February 1995, the Company entered into a strategic alliance with Genetics Institute, Inc. ("Genetics Institute") to develop biological products for use in spinal applications. These products are being designed to use Genetics Institute's recombinant human bone morphogenetic protein rhBMP-2 to induce bone growth for the treatment of spinal disorders and replace the current therapy, which is transplantation of bone tissue from the pelvis of the patient. The Company has completed an FDA approved pilot study in which all 11 patients achieved fusion in three months. Typically, fusion can take between 15 to 18 months to occur. The Company is currently submitting an Investigational Device Exemption ("IDE") to conduct a pivotal study with respect to rhBMP-2. The Company has obtained exclusive North American rights to rhBMP-2 proprietary technologies and patents for spinal applications. In addition, the Company is developing its Novus line of interbody fusion devices, actively assessing various designs for products to replace diseased and/or damaged discs and developing advanced visualization technology to aid surgeons.

MARKETING AND DISTRIBUTION

Sofamor Danek markets its spinal implant and surgical systems products in the United States directly to spinal surgeons and neurosurgeons who perform spinal surgery. The Company distributes its products through its unique network of approximately 200 commissioned sales representatives dedicated to Sofamor Danek products. The Company markets its products internationally directly to spinal surgeons and neurosurgeons in major markets, including the Benelux region, France, Germany, Italy, Spain, the United Kingdom, South Africa, Canada, Puerto Rico, Hong Kong, Japan, Korea, Australia and New Zealand, and indirectly in approximately 60 other countries through a network of independent distributors and agents. The Company believes that its distribution capabilities provide it with significant competitive advantages by facilitating strong relationships with the physicians, hospitals and clinics that comprise the Company's customer base. The Company strengthens these relationships by organizing and sponsoring the education of surgeons through medical symposia, seminars, payor relations and practice management consulting. In order to meet the needs of hospitals and clinics, the Company offers instrument and implant purchase alternatives. Its premier distribution capability also enables it to attract alliance partners who seek its distribution breadth.

                                     * * *

The Company is an Indiana corporation formed in 1983. The Company changed its name from Biotechnology, Inc. to Danek Group, Inc. in August 1990, and from Danek Group, Inc. to Sofamor Danek Group, Inc. in June 1993. The Company's executive offices, administrative offices and U.S. distribution facility are located at 1800 Pyramid Place, Memphis, Tennessee 38132, and its telephone number is (901) 396-2695. The Company's U.S. manufacturing operations are conducted near Warsaw, Indiana, Broomfield, Colorado and West Palm Beach, Florida. The Company also has a major manufacturing and distribution facility in Rang-du-Fliers, France.

                              RECENT DEVELOPMENTS

In December 1997, the Company acquired certain net assets of MAN CERAMICS GMBH ("MAN Ceramics"), a subsidiary of the MAN Group of Munich. MAN Ceramics designs, manufactures and markets carbon fiber interbody fusion devices in Europe. The single filament carbon fiber is transparent in most types of imaging and has an elasticity that is closer to bone than to other currently used implant materials. Clinical studies in Europe included the testing of more than 1,400 devices over the past five years. FDA approval will be required in order to market the product in the United States.

In January 1998, the Company entered into an exclusive, renewable five-year strategic alliance with Vista Medical Technologies, Inc. ("Vista") to develop and distribute advanced visualization systems based on Vista's proprietary head mounted display and 3-D image acquisition technology for head, neck and spine procedures. Pursuant to this alliance, the Company will distribute the Stereo-Site visualization and information products of Vista's Head, Neck and Spine Microsurgery Division.

On January 26, 1998, the Company entered into a stock exchange agreement with the Selling Shareholders pursuant to which the Company repurchased beneficial ownership of 3,337,272 shares of Common Stock held by Sofyc, S.A., a personal holding company of the Selling Shareholders ("Sofyc"), in exchange for an aggregate of 2,806,080 shares of Common Stock, $1.0 million in cash (less certain expenses relating to the repurchase) and the Company's agreement to repay certain outstanding loans of Sofyc equal to approximately $925,000 (the "Sofyc Exchange"). The Company expects to incur a foreign tax liability of approximately $10.5 million in connection with the Sofyc Exchange. For a more detailed description of the transaction, see "Selling Shareholders."

The Company is currently seeking premarket approval ("PMA") for its Novus Cage from the FDA. The Company submitted a PMA application to the FDA with data from its prospective randomized study in March 1997. In December 1997, the FDA informed the Company that additional data points will be required before the Company's PMA application will be reconsidered. The Company is currently compiling additional follow-up data on patients who participated in the clinical trial.

                                  RISK FACTORS

An investment in the shares of Common Stock offered hereby is speculative and involves a high degree of risk. The risks include uncertainties relating to the receipt of regulatory clearances for the use of products the Company is currently developing or investigating; the success of the clinical investigations the Company is currently conducting or intends to conduct in the future; rapid technological change and obsolescence in the medical device industry; the market acceptance of the Company's new products; potential liability in ongoing orthopedic bone screw litigation and other product liability claims against the Company; the availability of adequate insurance; increasing competition in the medical device industry; patent and proprietary technology upon which the Company depends; government regulation; risks associated with international sales; the Company's dependence on the continued service of key personnel; the Company's broad discretion in the use of the proceeds from the Offering; the Company's dependence on its suppliers; volatility in the price of the Company's stock; the potential adverse impact of the Company's shares eligible for future sale; and the effect of certain charter and bylaw provisions of the Company on stockholder action and changes in control of the Company. See "Risk Factors."

                                  THE OFFERING

COMMON STOCK OFFERED BY THE COMPANY..........  1,620,000 shares
COMMON STOCK OFFERED BY THE SELLING
  SHAREHOLDERS...............................  1,600,000 shares
COMMON STOCK OUTSTANDING AFTER THE
  OFFERING...................................  26,270,649 shares(1)
USE OF PROCEEDS..............................  Approximately $36.5 million to repay outstanding borrowings under the Company's U.S. revolving line of
                                               credit (approximately $54.5 million in borrowings was
                                               outstanding under such line as of February 23, 1998) and
                                               the balance for general corporate purposes. See "Use of
                                               Proceeds."
NYSE TRADING SYMBOL..........................  "SDG"

---------------
(1) Based on shares outstanding as of December 31, 1997. Reflects the Sofyc Exchange and excludes: (i) 5,304,761 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $28.38 per share (of which options to purchase 1,380,345 shares were currently exercisable) and (ii) 1,786,307 shares of Common Stock reserved for options that may be granted in the future under the Company's stock plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                  -------------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------
                                                                  -------------------------------------------------------
              In thousands, except per share data                   1997        1996        1995        1994        1993
                                                                  --------    --------    --------    --------    --------
STATEMENTS OF INCOME DATA:
Revenues.......................................................   $312,902    $244,525    $188,799    $161,677    $161,794
Cost of goods sold.............................................     58,068      45,005      40,309      35,295      35,893
                                                                  --------    --------    --------    --------    --------
Gross profit...................................................    254,834     199,520     148,490     126,382     125,901
Operating expenses:
  Selling, general and administrative..........................    145,414     116,729      89,847      74,183      67,844
  Research and development.....................................     19,747      15,926      13,980      11,572      11,488
  License agreement acquisition charge.........................         --          --      45,337          --          --
  Product liability litigation charge..........................         --      50,000          --          --          --
  Royalty expenses discontinued subsequent to the
    combination................................................         --          --          --          --       1,182
  Distributor contract termination charge and related
    amortization of
    short-term intangibles.....................................         --          --          --      10,000          --
                                                                  --------    --------    --------    --------    --------
Total operating expenses.......................................    165,161     182,655     149,164      95,755      80,514
                                                                  --------    --------    --------    --------    --------
Income (loss) from operations..................................     89,673      16,865        (674)     30,627      45,387
Other income (expense).........................................          5         913       2,533       2,153        (179)
Interest expense...............................................     (5,539)     (3,744)     (2,794)       (629)       (193)
Combination expense............................................         --          --          --          --      (9,958)
Non-recurring litigation award.................................         --          --          --      (2,225)         --
                                                                  --------    --------    --------    --------    --------
Income (loss) from continuing operations before provision
  (benefit) for and charge in lieu of income taxes and minority
  interest.....................................................     84,139      14,034        (935)     29,926      35,057
Provision (benefit) for and charge in lieu of income taxes.....     25,073       1,293      (6,319)      6,052      14,429
                                                                  --------    --------    --------    --------    --------
Income before loss from operations of discontinued segment and
  minority interest............................................     59,066      12,741       5,384      23,874      20,628
Loss from operations of discontinued segment...................         --          --          --          --        (153)
Minority interest..............................................     (2,282)     (1,474)       (417)        (97)        (50)
                                                                  --------    --------    --------    --------    --------
Net income.....................................................   $ 56,784    $ 11,267    $  4,967    $ 23,777    $ 20,425
                                                                  ========    ========    ========    ========    ========
Net income per share -- diluted................................   $   2.12    $   0.44    $   0.20    $   0.97    $   0.83
Net income per share -- basic..................................       2.29        0.46        0.21        0.99        0.85
                                                                  ========    ========    ========    ========    ========
Weighted average number of shares -- diluted...................     26,783      26,046      25,216      24,496      24,499
Weighted average number of shares -- basic.....................     24,797      24,284      23,846      24,014      24,133
                                                                  ========    ========    ========    ========    ========

                                                                                    ------------------------
                                                                                      AT DECEMBER 31, 1997
                                                                                    -------------------------
                                   In thousands                                      ACTUAL    AS ADJUSTED(1)
                                                                                    --------   --------------
                                                                                                (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital...................................................................  $122,992      $193,684
Total assets......................................................................   385,657       456,349
Short-term debt...................................................................    19,317        19,317
Long-term debt....................................................................    60,650        23,100
Stockholders' equity..............................................................   211,298       319,540

---------------
(1) As adjusted to give effect to the Sofyc Exchange, as described in "Selling Shareholders," and the sale of 1,620,000 shares of Common Stock by the Company in the Offering and the application of the net proceeds to the Company from the Offering as described in "Use of Proceeds."

                                  RISK FACTORS

An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause or contribute to such a difference include, but are not limited to, those discussed in the following risk factors.

UNCERTAINTY OF REGULATORY CLEARANCES; REGULATORY COMPLIANCE

The current and future preclinical and clinical testing, manufacturing, labeling, distribution and promotion of the Company's products are subject to extensive and rigorous government regulation by the FDA in the United States and by comparable regulatory bodies in other countries. Noncompliance with applicable regulatory requirements can lead to enforcement action by the FDA or comparable foreign regulatory bodies that may result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal by the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing approvals and criminal prosecution.

Medical products regulated by the FDA are generally classified as devices and/or drugs and/or biologics. Product development and clearance or approval within the FDA framework may take a number of years and involve the expenditure of substantial resources. There can be no assurance that the FDA will grant clearance or approval for the Company's new products on a timely basis, if at all, or that FDA review will not involve delays that will adversely affect the Company's ability to commercialize additional products or expand permitted uses of existing products. Delays in market introduction resulting from the FDA review process could materially affect the Company's business, financial condition and results of operations. Additionally, there can be no assurance that the regulatory framework will not change or that additional regulation will not arise at any stage of the Company's product development process which may adversely affect approval of or delay an application or require additional expenditures by the Company.

The Company's currently marketed products are classified as medical devices and have received 510(k) Clearance. Generally, before a new medical device can be introduced into the market in the United States, the manufacturer or distributor must obtain either a 510(k) Clearance or FDA approval of a PMA application. If a medical device manufacturer or distributor can establish that a device is "substantially equivalent," in terms of safety and effectiveness, to a legally marketed Class I or Class II device, or to a Class III device for which the FDA has not called for PMA applications, the manufacturer or distributor may seek clearance from the FDA to market the device by filing a 510(k) notification. A 510(k) notification may need to be supported by appropriate data establishing the claim of substantial equivalence to the FDA. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence.

Even after regulatory clearance or approval to market a device is obtained from the FDA, the Company may be required to make further filings with the FDA under certain circumstances. FDA regulations require agency approval of a PMA supplement or a new 510(k) Clearance for certain changes to a marketed device. Failure of the Company to receive approval of a PMA supplement or new 510(k) Clearance for a new intended use or for certain changes potentially affecting the safety or effectiveness of an approved or cleared device on a timely basis, or at all, may have a material adverse effect on the Company's business, financial condition and results of operations. The FDA could also limit or prevent the manufacture or distribution of the Company's products and has the power to require the recall of such products. The FDA can also require a company to stop marketing its products due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance or approval. Significant delay or cost in obtaining, or failure to obtain, FDA clearance or approval to market products, any FDA limitations on the use of the Company's products or any withdrawal of clearance or approval by the FDA could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company is currently seeking FDA approval of a PMA application for its Novus Cage, a spinal intervertebral fusion device. A PMA application must be supported by extensive data. The PMA application process can be expensive, uncertain and lengthy. A number of devices for which pre-market approval has been sought have never been approved for marketing. The Company submitted a PMA application to the FDA for the Novus Cage in March 1997, which included data from a prospective randomized study. In December 1997, the FDA convened an advisory panel to review and evaluate the application and provide recommendations to the agency as to whether the device should be approved. The panel recommended that the application not be approved at that time due generally to its lack of two-year follow-up data. The Company is currently compiling additional follow-up data on patients who participated in the clinical trial. There can be no assurance that, upon reviewing any additional data that the Company may submit, the FDA will approve the Company's PMA application for the Novus Cage. Even if granted, the approval may include significant limitations on the indicated uses for which a product may be labeled and marketed.

Any products manufactured or distributed by the Company are subject to pervasive and continuing regulation by the FDA and certain state agencies. The Company is subject to routine inspections by FDA and state agencies and must comply with the host of regulatory requirements that usually apply to medical devices in the United States, including labeling regulations, the FDA's Quality System Regulations ("QSR"), which include elaborate testing, control, documentation and other quality assurance procedures, the FDA's Medical Device Reporting Regulations, which require reporting to the FDA certain adverse events involving devices, and the FDA's prohibitions against promoting products for unapproved or "off-label" uses. The Company's failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

Several of the Company's products under development will require clinical trials to determine their safety and efficacy in humans for various conditions. There can be no assurance that the Company will not encounter problems that will cause it to delay or suspend clinical trials of any of these products. In addition, there can be no assurance that such clinical trials, if completed, will ultimately result in the approval of these products.

Unanticipated changes in existing regulatory requirements, failure of the Company to comply with such requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. There can be no assurance the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws and regulations will not have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition, changes in the existing regulations or policies or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products.

RAPID TECHNOLOGICAL CHANGE; TECHNOLOGICAL OBSOLESCENCE; ACCEPTANCE OF NEW
PRODUCTS

The medical device industry is characterized by rapidly changing technology and frequent new product introductions. The Company's future success will depend largely on the Company's ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. Although the Company's strategy for growth includes the introduction of new products, the development of new technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. The Company may not be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors, it may not be able to identify, develop, manufacture, market, sell or support new products and enhancements successfully and its new products or enhancements may not achieve market acceptance. Market acceptance for products under development could be adversely affected by numerous factors, including the lack of availability of third-party reimbursement to consumers of such products, the cost of the products, clinical acceptance thereof and effective physician training. Market acceptance will also depend on the Company's ability to demonstrate that such products are an attractive alternative to existing products, which will depend on physicians' evaluations of the clinical safety and efficacy, ease of use, reliability and cost-effectiveness of the products. Furthermore, the Company believes that, once the products receive approval, recommendations and endorsements by influential surgeons will be essential to market acceptance of its products. There can be no assurance that the Company's products under development will adequately demonstrate these characteristics or that they will receive market acceptance among consumers or physicians. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Product Development."

RISK OF ORTHOPEDIC BONE SCREW LITIGATION

Beginning in 1994, the Company and other spinal implant manufacturers were named as defendants in a number of product liability lawsuits brought in various federal and state courts around the country. These lawsuits allege that plaintiffs were injured by spinal implants manufactured by the Company and others. The essence of the plaintiffs' claims appears to be that the Company (including Sofamor S.N.C., a subsidiary of the Company ("Sofamor"), and its former U.S. distributor) marketed some of its spinal systems for pedicle fixation in contravention of FDA rules and regulations (governing marketing and labeling of medical devices), that pedicle fixation has not been proven safe and effective in the context of FDA labeling standards, that some or all of the spinal systems are defectively designed and manufactured and that plaintiffs have suffered a variety of injuries as a result of their physicians' use of such systems in pedicle fixation. The Company has also been named as a defendant in a number of lawsuits instituted by plaintiffs who have received spinal implants manufactured by other manufacturers and in which the Company is alleged to have participated in a conspiracy among doctors, manufacturers, hospitals, teaching institutions, professional societies and others to promote, in violation of applicable law, the use of spinal implants.

As of December 31, 1997, approximately 2,800 plaintiffs were joined in lawsuits against the Company. The Company is also named as a defendant in lawsuits involving about 2,600 claimants where the Company is alleged to have conspired with competitors and others illegally to promote the use of spinal implant systems. Plaintiffs typically seek relief in the form of monetary damages, often in unspecified amounts. Many of the plaintiffs only allege as monetary damages an amount in excess of the jurisdictional minimum for the court in which the case has been filed. A few suits also name as defendants various officers and directors of the Company. Although certain of the plaintiffs' claims in a number of the lawsuits against the Company have been dismissed, many of the plaintiffs' claims against the Company are still pending. For a procedural history of the litigation, see "Business--Legal Proceedings."

On January 6, 1997, the Company announced that its 1996 financial results would include a pre-tax charge of $50.0 million relating to costs associated with the litigation described above. The charge, which has been reflected in the Company's 1996 financial statements, covers the reasonably foreseeable costs that the Company was positioned in late December 1996 to estimate because the litigation had progressed and because changes in the fourth quarter of 1996 had occurred in facts and circumstances relating to the litigation. While it is not possible to accurately predict the outcome of litigation, the amount of the accrual which remained on the Company's consolidated balance sheet at December 31, 1997 represents the Company's best judgment of the probable reasonable costs (in excess of amounts of insurance the Company believes are recoverable) to defend and conclude the lawsuits based on the facts and circumstances currently existing. The costs provided for in the accrual include, but are not limited to, legal fees paid or anticipated to be paid and other costs related to the Company's defense and conclusion of these matters. See "Business--Legal Proceedings."

The actual costs to the Company could differ from the estimated charge and will be dependent upon a number of factors that will not be known for some time, including, among other things, the resolution of defense motions and the extent of further discovery. Although an adverse resolution of the lawsuits could have a material effect on the Company's results of operations and cash flows in future periods, the Company does not believe that these matters will in the future have a material adverse effect on its consolidated financial position. The Company is unable to predict the ultimate outcome or the financial impact of the product liability litigation.

RISK OF PRODUCT LIABILITY; ADEQUATE INSURANCE COVERAGE

The Company's business involves the risk of product liability claims which could have a material adverse effect on the Company. The Company maintains product liability insurance at coverage levels which it deems commercially reasonable. Historically, the Company has been required to call on its insurance for product liability claims and, assuming all amounts are paid by the insurance carriers, the Company will exhaust its insurance coverage for the coverage year ended November 1995. There can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on commercially acceptable terms, or at all. The Company intends periodically to evaluate, depending on changing circumstances, whether or not to obtain any additional product liability insurance coverage. Even if the Company obtains additional product liability insurance, there can be no assurance that it would prove adequate or that a product liability claim, insured or uninsured, would not have a material adverse effect on the Company's business, financial condition and results of operations. Even if a product liability claim is not successful, the time and expense of defending against such a claim may adversely affect the Company's business, financial condition and results of operations. See "--Risk of Orthopedic Bone Screw Litigation" and "Business--Legal Proceedings."

INCREASING COMPETITION

The medical device industry is subject to intense competition. The market for products designed to treat spinal conditions is highly competitive, and the Company expects competition to increase as a result of new entrants and consolidations. Accordingly, the Company's future success will depend in part on its ability to respond quickly to medical and technological change and user preferences through the development and introduction of new products that are of high quality and that address patient and surgeon requirements and, in part, on its ability to differentiate its mature products from those of its competitors. Worldwide, there are many firms producing spinal implant devices, and certain of the Company's competitors currently manufacture and sell interbody fusion cages that have received a PMA from the FDA. A number of these firms have greater financial, research and development, manufacturing and sales and marketing resources than the Company. The Company's inability to compete effectively against existing or future competitors would have a material adverse effect on its business, financial condition and results of operations. See "Business--Competition."

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

The patent and trade secret positions of medical device companies, including those of the Company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application either can be denied or significantly reduced before or after the patent is issued. Consequently, there can be no assurance that any patents from pending applications or from any future patent application will be issued, that the scope of the patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. Since patent applications are secret until patents are issued in the United States, or corresponding applications are published in other countries, and since publication of discoveries in the scientific or patent literature lags behind actual discoveries, the Company cannot be certain that it was the first to file patent applications for such inventions. In addition, there can be no assurance that competitors, many of which have substantial resources, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. Further, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. Litigation or regulatory proceedings. which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that the Company will have the financial resources to defend its patents from infringement or claims of invalidity.

The Company also relies upon unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose the Company's proprietary technology or that the Company can meaningfully protect its rights in such unpatented proprietary technology. The Company's policy is to require each of its key employees, consultants, investigators and advisors to execute a confidentiality agreement upon the commencement of an employment or consulting relationship with the Company. These agreements generally provide that all inventions conceived by the individual during the term of the relationship shall be the exclusive property of the Company and shall be kept confidential and not be disclosed to third parties except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary information in the event of unauthorized use or disclosure of such information.

Recently, Public Law 104-208 was signed into law in the United States and limits the enforcement of patents relating to the performance of surgical or medical procedures on a body. This law precludes medical practitioners and health care entities, who practice these procedures, from being sued for patent infringement. Therefore, depending upon how these limitations are interpreted by the courts, they could have a material adverse effect on the Company's ability to enforce any of its proprietary methods or procedures deemed to be surgical or medical procedures on a body.

In addition, patent applications in the United States and foreign jurisdictions are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature lags behind actual discoveries and the filing of related patent applications. Although the Company has conducted searches of certain patents issued to other companies, research and academic institutions and others, patents issued and patent applications filed in the United States or internationally relating to medical devices are numerous and there can be no assurance that current and potential competitors and other third parties have not filed, or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by the Company. In the event any pending applications provide proprietary rights to third parties relating to products or processes used or proposed to be used by the Company, the Company may be required to obtain licenses to patents or proprietary rights of others.

The medical device industry in general has been characterized by substantial litigation. Litigation regarding patent and other intellectual property rights, whether with or without merit, could be time-consuming and expensive and could divert the Company's technical and management personnel. The Company is involved in litigation to defend against claims of infringement by the Company, to enforce patents issued to the Company or to protect trade secrets of the Company. If any relevant claims of third-party patents are held as infringed and not invalid in any litigation or administrative proceeding, the Company could be prevented from practicing the subject matter claimed in such patents or would be required to obtain licenses from the patent owners of each such patent or to redesign its products or processes to avoid infringement. In addition, in the event of any possible infringement, there can be no assurance that the Company would be successful in any attempt to redesign its products or processes to avoid such infringement or in obtaining licenses on terms acceptable to the Company, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure by the Company to redesign its products or processes or to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTIES REGARDING GOVERNMENT REGULATION

Certain aspects of the Company's business are subject to federal and state regulation. Federal regulation covers, among others, healthcare reimbursement and the manufacturing, distribution and sale of the Company's medical devices. The Company believes that its operations comply with applicable federal and state laws and regulations in all material respects. However, changes in the law or new interpretations of existing laws could have a material adverse effect on permissible activities of the Company, the relative costs associated with doing business and the amount of reimbursement for the Company's products and services paid by government and other third-party payors. The unavailability of formal advance rulings in most regulated areas subjects the Company to possible subsequent adverse interpretations and rulings in this regard.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Although Congress has failed to pass comprehensive healthcare reform legislation, the Company anticipates that Congress and state legislatures will continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system. The Company cannot predict the ultimate timing, scope or effect of any legislation concerning healthcare reform. Any proposed federal legislation, if adopted, could result in significant changes in the availability, delivery, pricing and payment for healthcare services and products. Various state agencies also have undertaken or are considering significant healthcare reform initiatives. It is not possible to predict whether any healthcare reform legislation will be adopted or, if adopted, the exact manner and the extent to which the Company will be affected. Sales of a large portion of the Company's products depend to a significant extent on the availability of reimbursement to the Company's customers by government and private insurance plans. Any healthcare reform legislation, if and when adopted, could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL SALES

A significant portion of the Company's revenues relate to international sales of its products, which are subject to numerous risks. Regulatory requirements, as well as pricing, marketing and distribution structures, vary significantly from country to country. Additionally, international sales can be adversely affected by limitations or disruptions caused by the imposition of government controls, export licenses, political instability, trade restrictions, changes in foreign tax laws or tariffs, or other trade regulations and difficulties coordinating communications among and managing international operations. Moreover, the Company's business, financial condition and results of operations may be adversely effected by fluctuations in overseas economic conditions and international currency exchange rates, as well as by increases in duty rates, difficulty in obtaining export licenses, constraints on its ability to maintain or increase prices and competition. There can be no assurance that the Company will be able to successfully commercialize its existing products or any of its future products in any international market, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Uncertainty of Regulatory Clearances."

DEPENDENCE ON KEY PERSONNEL

The Company's future success depends in significant part upon the continued service of certain key scientific, technical and managerial personnel and its continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its current personnel or that it can attract, assimilate or retain other highly qualified scientific, technical and managerial personnel in the future. The Company has taken steps to retain its key employees, including the granting of stock options that vest over time. The loss of key personnel, especially if without advanced notice, or the inability to hire or retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations.

BROAD DISCRETION AS TO USE OF PROCEEDS

Of the net proceeds to the Company from the Offering, approximately $73.7 million has not currently been allocated for a specific use by the Company. The Company's management therefore will retain broad discretion in the allocation of a significant portion of the net proceeds. See "Use of Proceeds."

DEPENDENCE ON SUPPLIERS

The Cortical Bone Dowel, a product the Company distributes on behalf of the UFTB, is made of human bone tissue obtained from cadavers. The UFTB supplies significant amounts of such tissue pursuant to an exclusive agreement with the Company. There can be no assurance that the supply of bone tissue will continue to meet current demand, or that the Company, if required, will be able to locate alternative sources of human bone tissue on a timely and cost-effective basis. To date, constrained supply of human bone tissue has limited growth in this area. There can be no assurance that the UFTB will meet the Company's future delivery requirements of human bone tissue. The inability to procure an adequate supply of such tissue could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBLE VOLATILITY OF STOCK PRICE

The market prices for securities of medical device companies historically have been highly volatile. Announcements of technological innovations or new products by the Company or its competitors, developments concerning litigation matters and proprietary rights, including patents, publicity regarding actual or potential results with respect to products under development by the Company or others, regulatory developments in both the United States and foreign countries and public concern as to, among other things, the safety of new technologies, changes in financial estimates by securities analysts and failure of the Company to meet such estimates may have a significant impact on the market price of the Common Stock. In addition, the Company believes that fluctuations in its operating results may cause the market price of its Common Stock to fluctuate, perhaps substantially.

POTENTIAL ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

Sales of a substantial number of shares of Common Stock (including shares issuable upon the exercise of outstanding options) in the public market after the Offering could materially and adversely affect the market price of the Common Stock. Such sales might also make it more difficult for the Company to sell equity securities or equity related securities in the future at a time and price that the Company deems appropriate. Following the Offering, 3,219,229 outstanding shares of Common Stock, including 1,206,080 shares issued to the Selling Shareholders pursuant to the Sofyc Exchange, will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and under certain circumstances may be sold without registration pursuant to Rule
144. The holders of approximately 3,068,002 shares of Common Stock will enter into lock-up agreements (the "Lock-Up Agreements") under which such holders will agree not to offer, sell or otherwise dispose of such shares for 90 days after the date of this Prospectus, without the prior consent of J.P. Morgan Securities Inc. See "Selling Shareholders."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

Certain provisions of the Company's Articles of Incorporation and Bylaws may have the effect of making it difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions will allow the Company to issue Preferred Stock without any vote or further action by the stockholders or eliminate the right of stockholders to call special meetings of stockholders. These provisions may make it difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

The net proceeds to the Company from the Offering, after deducting the underwriting discount and offering expenses payable by the Company, are estimated to be approximately $110.2 million. The Company intends to use a portion of the net proceeds to repay approximately $36.5 million of outstanding borrowings under the Company's U.S. revolving line of credit (approximately $54.5 million in borrowings was outstanding under such line as of February 23,
1998). The Company's U.S. revolving line of credit matures in July 2000 and the weighted average interest rate on this line of credit during 1997 was approximately 6.4%. Borrowings under such line of credit were incurred to finance both working capital and capital expenditure needs. The balance of such net proceeds will be used for general corporate purposes, which may include research and product development, capital expenditures, the scheduled payment pursuant to the Company's license agreement with Genetics Institute, certain foreign taxes due in connection with the Sofyc Exchange, acquisitions and working capital. Pending such application, proceeds not used to repay borrowings under the Company's U.S. revolving line of credit will be invested in short-term investment grade instruments, certificates of deposit and direct and guaranteed obligations of the United States of America. The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Company's Common Stock is traded on the NYSE under the symbol "SDG." The following table sets forth the high and low closing sale price per share of the Common Stock, as quoted on the NYSE, for the periods presented.

                                                                                       -------------------
                                                                                          HIGH         LOW
                                                                                       -------     -------
YEAR ENDED DECEMBER 31, 1996
First Quarter........................................................................  $35.500     $24.000
Second Quarter.......................................................................  $36.875     $25.250
Third Quarter........................................................................  $30.875     $21.625
Fourth Quarter.......................................................................  $32.625     $24.750
YEAR ENDED DECEMBER 31, 1997
First Quarter........................................................................  $43.750     $30.750
Second Quarter.......................................................................  $47.125     $35.500
Third Quarter........................................................................  $57.125     $44.125
Fourth Quarter.......................................................................  $73.188     $56.625
YEAR ENDING DECEMBER 31, 1998
First Quarter (through February 23)..................................................  $74.000     $61.250

On February 23, 1998, the reported closing sale price of the Common Stock on the NYSE was $71.688 per share. As of January 22, 1998, there were 864 holders of record of the Company's Common Stock. See "Risk Factors -- Possible Volatility of Stock Price."

The Company has never declared or paid dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any future earnings for use in the operations, development and growth of its business.

                                 CAPITALIZATION

The following table sets forth the short-term debt and consolidated capitalization of the Company as of December 31, 1997 (i) on an actual basis and
(ii) as adjusted to give effect to the Sofyc Exchange and to the sale by the Company of 1,620,000 shares of Common Stock offered hereby and the use of a portion of the net proceeds to the Company from the Offering to repay borrowings under the Company's U.S. revolving line of credit. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere and incorporated by reference in this Prospectus.

                                                                                    ------------------------
                                                                                      AT DECEMBER 31, 1997
                                                                                    ------------------------
                                                                                      ACTUAL     AS ADJUSTED
                                                                                    --------     -----------
In thousands
Short-term debt
  Notes payable and lines of credit...............................................  $ 11,731      $  11,731
  Current maturities of long-term debt............................................     7,586          7,586
                                                                                    --------       --------
          Total short-term debt...................................................  $ 19,317      $  19,317
                                                                                    ========       ========

Long-term debt, less current maturities...........................................  $ 60,650      $  23,100
                                                                                    --------       --------
Minority interest.................................................................     3,171          3,171
Stockholders' equity:
  Preferred stock, no par value, 5,000,000 shares authorized; no shares
     outstanding..................................................................        --             --
  Common stock, no par value, 150,000,000 shares authorized; 25,867,749 shares
     issued (30,293,829 shares as adjusted)(1)....................................    74,014        357,456
  Retained earnings...............................................................   154,828        154,828
  Cumulative translation adjustment...............................................    (4,294)        (4,294)
Less:
  Cost of common stock held in treasury, 685,908 shares (4,023,180 shares as
     adjusted)....................................................................    (9,985)      (185,185)
  Stockholder notes receivable....................................................    (3,265)        (3,265)
                                                                                    --------       --------
     Total stockholders' equity...................................................   211,298        319,540(2)
                                                                                    --------       --------
          Total capitalization....................................................  $275,119      $ 345,811
                                                                                    ========       ========

---------------
(1) Excludes (i) 5,304,761 shares of Common Stock issuable upon exercise of outstanding stock options (of which options to purchase 1,380,345 shares were currently exercisable) and (ii) 1,786,307 shares reserved for options that may be granted in the future under the Company's stock plans.

(2) The Company presently expects that in 1998 it will cancel the 3,337,272 shares of Common Stock which will be held in treasury as a result of the Sofyc Exchange. Such cancellation would require the payment of approximately $10.5 million of foreign taxes, which would result in a reduction of total stockholders' equity in the same amount. The cancellation will have no impact on the Company's Consolidated Statement of Income.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below has been derived from the Consolidated Financial Statements of the Company and Notes thereto audited by Coopers & Lybrand L.L.P., independent public accountants. Such data is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus as well as with the other information set forth and incorporated by reference in this Prospectus.

                                                                             ---------------------------------------------
                                                                                           YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------------------------
                    In thousands, except per share data                          1997       1996       1995       1994       1993
                                                                             --------   --------   --------   --------   --------
STATEMENTS OF INCOME DATA:
Revenues...................................................................  $312,902   $244,525   $188,799   $161,677   $161,794
Cost of goods sold.........................................................    58,068     45,005     40,309     35,295     35,893
                                                                             --------   --------   --------   --------   --------
Gross profit...............................................................   254,834    199,520    148,490    126,382    125,901
Operating expenses:
  Selling, general and administrative......................................   145,414    116,729     89,847     74,183     67,844
  Research and development.................................................    19,747     15,926     13,980     11,572     11,488
  License agreement acquisition charge.....................................        --         --     45,337         --         --
  Product liability litigation charge......................................        --     50,000         --         --         --
  Royalty expenses discontinued subsequent to the combination .............  --......         --         --         --      1,182
  Distributor contract termination charge and related amortization of
    short-term intangibles.................................................        --         --         --     10,000         --
                                                                             --------   --------   --------   --------   --------
Total operating expenses...................................................   165,161    182,655    149,164     95,755     80,514
                                                                             --------   --------   --------   --------   --------
Income (loss) from operations..............................................    89,673     16,865       (674)    30,627     45,387
Other income (expense).....................................................         5        913      2,533      2,153       (179)
Interest expense...........................................................    (5,539)    (3,744)    (2,794)      (629)      (193)
Combination expense........................................................        --         --         --         --     (9,958)
Non-recurring litigation award.............................................        --         --         --     (2,225)        --
                                                                             --------   --------   --------   --------   --------
Income (loss) from continuing operations before provision (benefit) for and
  charge in lieu of income taxes and minority interest.....................    84,139     14,034       (935)    29,926     35,057
Provision (benefit) for and charge in lieu of income taxes ................    25,073      1,293     (6,319)     6,052     14,429
                                                                             --------   --------   --------   --------   --------
Income before loss from operations of discontinued segment and minority
  interest.................................................................    59,066     12,741      5,384     23,874     20,628
Loss from operations of discontinued segment...............................        --         --         --         --       (153)
Minority interest..........................................................    (2,282)    (1,474)      (417)       (97)       (50)
                                                                             --------   --------   --------   --------   --------
Net income.................................................................  $ 56,784   $ 11,267   $  4,967   $ 23,777   $ 20,425
                                                                             ========   ========   ========   ========   ========
Net income per share -- diluted............................................  $   2.12   $   0.44   $   0.20   $   0.97   $   0.83
Net income per share -- basic..............................................      2.29       0.46       0.21       0.99       0.85
                                                                             ========   ========   ========   ========   ========
Weighted average number of shares -- diluted...............................    26,783     26,046     25,216     24,496     24,499
Weighted average number of shares -- basic.................................    24,797     24,284     23,846     24,014     24,133
                                                                             ========   ========   ========   ========   ========

                                                                             ---------------------------------------------
                                                                                               AT DECEMBER 31,
                                                                             ----------------------------------------------------
                               In thousands                                      1997       1996       1995       1994       1993
                                                                             --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Working capital............................................................  $122,992   $ 31,127   $ 77,139   $ 69,164   $ 59,441
Total assets...............................................................   385,657    319,161    196,613    141,792    120,597
Short-term debt............................................................    19,317     66,894     16,602      3,949      1,334
Long-term debt.............................................................    60,650     12,300     28,125      5,324      1,103
Stockholders' equity.......................................................   211,298    139,826    122,929    111,456     92,806

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information, the matters discussed herein are forward-looking in nature and involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors." References contained herein to the Consolidated Financial Statements refer to those included in the Company's Current Report on Form 8-K, dated February 3, 1998.

OVERVIEW

Sofamor Danek is primarily involved in developing, manufacturing and marketing devices, instruments, computer-assisted visualization products and biomaterials used in the treatment of spinal and cranial disorders. During 1997, the Company attained record revenues. The Company has increased revenues through growth in existing businesses and the establishment of direct sales and marketing operations in key international countries, as well as the development and strategic acquisitions of complementary products and technologies. International revenues were $101.5 million and $82.3 million, representing approximately 32% and 34% of total revenues in 1997 and 1996, respectively. The following table sets forth, for the periods indicated, selected financial information expressed as a percentage of revenues and the period-to-period percentage changes in such information.

                                                    -------------------------------------------------------------
                                                       AS A PERCENTAGE OF
                                                            REVENUES                  PERIOD-TO-PERIOD CHANGE
                                                     YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                    -------------------------     -------------------------------
                                                    1997      1996      1995      1997 VS. 1996     1996 VS. 1995
                                                    -----     -----     -----     -------------     -------------
Revenues..........................................  100.0%    100.0%    100.0%          28.0%             29.5%
Cost of goods sold................................   18.6      18.4      21.4           29.0              11.7
                                                    -----     -----     -----        -------           -------
Gross profit......................................   81.4      81.6      78.6           27.7              34.4
Operating expenses:
  Selling, general and administrative.............   46.4      47.7      47.6           24.6              29.9
  Research and development........................    6.3       6.5       7.4           24.0              13.9
  License agreement acquisition charge............     --        --      24.0             --           (100.0)
  Product liability litigation charge.............     --      20.5        --        (100.0)             100.0
                                                    -----     -----     -----        -------           -------
Total operating expenses..........................   52.7      74.7      79.0          (9.6)              22.5
Income (loss) from operations.....................   28.7       6.9     (0.4)          431.8           2,602.2
Other income......................................     --       0.4       1.3         (99.5)            (64.0)
Interest expense..................................  (1.8)     (1.6)     (1.4)           47.9              34.0
                                                    -----     -----     -----        -------           -------
Income (loss) before provision (benefit) for and
  charge in lieu of income taxes and minority
  interest........................................   26.9       5.7     (0.5)          499.5           1,601.0
Provision (benefit) for and charge in lieu of
  income taxes....................................    8.0       0.5     (3.3)        1,839.1             120.5
                                                    -----     -----     -----        -------           -------
Income before minority interest...................   18.9       5.2       2.8          363.6             136.6
Minority interest.................................  (0.7)     (0.6)     (0.2)           54.8             253.5
                                                    -----     -----     -----        -------           -------
Net income........................................   18.2%      4.6%      2.6%         404.0%            126.8%
                                                    =====     =====     =====        =======           =======

RESULTS OF OPERATIONS

Years ended December 31, 1997 and 1996

The Company reported revenues for 1997 of $312.9 million, which represented a $68.4 million, or 28.0%, increase over 1996 revenues of $244.5 million. The record 1997 revenues reflect the Company's position as the leader in providing products to treat spinal disorders. Increased volume generated growth of 26.1%. Revenues were higher by 3.6% due to net changes in pricing and by 2.0% as a result of the Company's conversion of certain portions of its international distribution network to direct sales which resulted in higher selling prices. If exchange rates had been constant, revenues would have reflected an additional 3.7% increase compared with the prior year.

U.S. revenues increased 30.3% to $211.4 million compared with $162.2 million in 1996. The Company believes the improvement in U.S. revenues is primarily the result of the increasing number of instrumented spinal fusions. The increase in the number of instrumented fusions has occurred, in part, due to the broad range of quality spinal products provided by the Company to assist physicians in treating their patients. In addition to this broad range of implant products, the Company is benefiting from offering complimentary product technologies including the STEALTHSTATION(TM) system, the MEDNEXT(R) surgical drill system and the MED(TM) system. The Company has also benefited from service fees related to cortical bone dowel and other allograft bone products.

Non-U.S. revenues advanced 23.4% to $101.5 million compared with $82.3 million in 1996. If exchange rates had been constant, the international revenue growth over 1996 would have been 34.4%. Higher sales volume in core products and the acceptance of new products were the primary sources of the increase in revenues over the prior year. In addition, the Company's revenues continued to benefit from the direct sales operations which were established in selected countries during 1996 and 1997.

The Company's gross margin was 81.4% in 1997 compared with 81.6% in 1996. The slight decrease was primarily attributable to the effects of changes in product mix.

Selling, general and administrative ("SG&A") expenses expressed as a percentage of revenues decreased to 46.4% in 1997 compared with 47.7% in 1996. The decrease in SG&A expenses as a percentage of revenues resulted from the leveraging of fixed costs over greater revenue volume, despite higher expenses incurred in direct sales operations established in selected countries during 1996 and 1997.

Research and development expenses totaled $19.7 million, or 6.3% of revenues, in 1997 compared with $15.9 million, or 6.5% of revenues, in 1996. The 1997 dollar spending represented an increase of 24.0% over 1996. These development and clinical costs are incurred as the Company continues to enhance existing product lines and develop new and complementary products, such as the interbody fusion devices, biological products for use in spinal applications, and products related to frameless stereotactic surgery in the spinal and neurological fields of use.

During 1996, the Company recorded a special product liability litigation charge of $50.0 million. This charge was recorded in order to recognize the reasonably anticipated costs associated with the defense and conclusion of certain product liability cases in which the Company is named as defendant. No such charge was recorded in 1997. The Company believes that these lawsuits are without merit and unfounded. (See Note 14 to the Consolidated Financial Statements.)

The Company reported net other income of $5,000 in 1997 compared with $913,000 during 1996. Other income was higher during 1996 due mainly to foreign exchange gains. Interest expense was $5.5 million in 1997, representing a $1.8 million increase over 1996. Interest expense was higher during 1997 due to interest on increased borrowings under the Company's credit facilities occurring principally as a result of acquisitions made in 1996.

The Company recorded income tax expense of $25.1 million in 1997 and $1.3 million in 1996. The difference between the Company's effective and statutory tax rates for both 1997 and 1996 resulted primarily from the impact of certain elections made for U.S. tax purposes following the combination (the "Combination") of Danek Group, Inc. with Sofamor S.A., and the subsequent reorganization of Sofamor S.A. from a Societe Anonyme (S.A.) under French law to a Societe en Nom Collectif (S.N.C.) in late 1993. Management cannot be certain that such a favorable effective income tax rate will be achieved in future periods, since the effective tax rate calculation is dependent upon the Company's pre-tax income dollar amount. Higher future pre-tax income could lead to higher future effective tax rates. At December 31, 1997, the balance sheet of the Company reflected a net deferred tax asset of $39.4 million. No valuation allowance was recorded since sufficient taxable income exists in available carryback periods to recognize fully these net deferred tax assets. (See Note 11 to the Consolidated Financial Statements.)

Minority interest was $2.3 million in 1997 compared with $1.5 million in 1996. The increase was primarily related to the existence of a minority interest for a full year in the Company's Korean subsidiary which was formed in November 1996.

The Company believes that historically inflation has not had a material impact on its business.

Years ended December 31, 1996 and 1995

The Company achieved record revenues during 1996 of $244.5 million, which represented a $55.7 million, or 29.5%, increase over revenues of $188.8 million in 1995. Revenue growth included an increase of 8.5% that resulted from the conversion of certain portions of the Company's international distribution network to direct sales, which resulted in higher selling prices. Other net pricing changes in existing distribution channels resulted in a 3.9% increase in revenues. Additional volume comprised the remainder of the increase in revenues. Changes in exchange rates had an immaterial impact on revenues when comparing the Company's 1996 revenues with 1995.

U.S. revenues increased 28.4% to $162.2 million, as compared with $126.3 million in 1995. The Company believes the improvement in U.S. revenues was primarily the result of an increased number of instrumented fusions, as well as the acceptance of new products such as the STEALTHSTATION(TM) system, the TIMESH(TM) cranial plating system and the MEDNEXT(R) surgical drill system.

Non-U.S. revenues increased 31.7% to $82.3 million, as compared with $62.5 million in 1995. The strong international revenue growth during 1996 reflects the Company's strategy of establishing a direct sales presence in selected countries and the acceptance of the new products mentioned in the preceding paragraph, as well as enhanced international sales and marketing programs.

The Company's gross margin improved to 81.6% in 1996 from 78.6% in 1995. The enhancement in gross margin is due to higher margins relating to changes in international distribution, greater leveraging of manufacturing costs due to increased volume, a reduction in the levels of outsourced product manufacturing and favorable shifts in the sales mix of certain products and sales programs.

SG&A expenses were 47.7% of revenues in 1996 compared with 47.6% of revenues in 1995. The 1996 SG&A expenses as a percentage of revenues compared to 1995 were slightly higher due to the effects of expenses related to establishing a direct sales presence in selected countries. These higher expenses were mostly offset by the leveraging of other fixed costs over greater volume in existing operations.

Research and development expenses totaled $15.9 million or 6.5% of revenues in 1996 compared with $14.0 million or 7.4% of revenues in 1995. The 1996 dollar spending represented an increase of 13.9% over 1995. These costs were incurred as the Company continued to enhance existing product lines and develop new and complementary products for use in spinal surgery, such as interbody fusion devices, biological products for use in spinal reconstruction and products related to frameless stereotactic surgery in the spinal and neurological fields of use.

During 1996, the Company recorded a special product liability litigation charge of $50.0 million. This charge was recorded in order to recognize the reasonably anticipated costs associated with the defense and conclusion of certain product liability cases in which the Company is named as defendant. The Company believes that these lawsuits are without merit and unfounded. (See Note 14 to the Consolidated Financial Statements.)

In 1995, the Company entered into a strategic alliance with Genetics Institute to provide biological products for use in spinal applications (the "G.I. Agreement"). Pursuant to the G.I. Agreement, the Company obtained exclusive North American rights to recombinant human bone morphogenetic protein (rhBMP-2) for spinal applications. As a result of the G.I. Agreement, a special charge of $45.3 million was recorded. The special charge consisted of $45.2 million, which represented the net present value of the $50.0 million in scheduled payments due under the agreement, plus related transaction costs of $122,000. The charge resulted in an after-tax impact of $1.16 per diluted share for the year ended December 31, 1995.

The Company reported net other income of $913,000 in 1996 compared with $2.5 million during 1995. Other income was higher during 1995 due mainly to the reversal of certain risk provisions and greater foreign exchange gains. Interest expense was $3.7 million in 1996, representing a $950,000 increase over 1995. The increase in interest expense was due to increased borrowings under the Company's credit facilities occurring principally as a result of the acquisitions made during 1996.

The Company recorded income tax expense of $1.3 million in 1996 and an income tax benefit of $6.3 million in 1995. The difference between the Company's effective and statutory tax rates for both 1996 and 1995 resulted primarily from the impact of certain elections made for U.S. tax purposes following the Combination of Danek Group, Inc. with Sofamor S.A., and the subsequent reorganization of Sofamor S.A. from an S.A. under French law to an S.N.C. in late 1993.

Minority interest was $1.5 million in 1996 compared with $417,000 in 1995. The increase was principally due to the minority interest in the Company's Japanese subsidiary which was formed in February 1996.

LIQUIDITY AND CAPITAL RESOURCES

On January 26, 1998, the Company purchased all of the outstanding capital stock of Sofyc for an aggregate of 2,806,080 privately placed shares of the Company's Common Stock, $1.0 million in cash (less certain expenses relating to the repurchase) and the Company's agreement to repay certain outstanding loans of Sofyc equal to approximately $925,000. Sofyc, which was the personal holding company of the Cotrel family, owns 3,337,272 shares of the Company's Common Stock. As a result of the Sofyc Exchange, the outstanding shares of Common Stock of the Company will be reduced by 531,192 shares.

Cash generated from operations and the Company's revolving lines of credit are the principal ongoing sources of funding available for growth of the business, including working capital and additions to property, plant and equipment, as well as debt service requirements and required contractual payments. The Company believes that these sources of funding together with the proceeds from the Offering will be sufficient to meet its expected cash needs for the foreseeable future. Cash, cash equivalents and short-term investments totaled $2.8 million at December 31, 1997, compared with $2.9 million at December 31, 1996.

The Company's working capital increased by $91.9 million during 1997. The increase in working capital resulted primarily from the renegotiation of the Company's $100.0 million uncollateralized revolving line of credit with a syndicate of U.S. banks which extended the maturity thereof from October 1997 to July 2000 (see Notes 8 and 9 to the Consolidated Financial Statements) as well as the effects of operating activities. Accounts receivable increased $18.2 million or 26.0% from December 31, 1996, due principally to the 30.2% increase in revenues in the fourth quarter of 1997 compared with the last quarter of 1996. Inventories and loaner set inventories increased by $14.5 million from prior year, due mostly to stocking levels required for recently formed subsidiaries and the production of inventories in preparation for new sales and marketing programs. Other receivables, which consisted primarily of amounts recoverable from insurance carriers related to the costs incurred in connection with product liability litigation (see Note 14 to the Consolidated Financial Statements), increased $13.6 million from the previous year-end.

In connection with the formation of its subsidiary in Japan, Kobayashi Sofamor Danek, K.K. ("KSD"), the Company is required to pay commissions based on the sales of KSD to Kobayashi Pharmaceutical Co., Ltd. ("KPC"), which has served as the Company's distributor in Japan and is the other shareholder in KSD. Payments of $2.0 million and $26.7 million in 1997 and 1996, respectively, were made to KPC as prepayments of commissions.

In connection with the G.I. Agreement, the Company has a liability of $7.0 million at December 31, 1997. This liability represents the initial present value of the remaining $7.5 million payment due in June of 1998 under the agreement. Under this agreement, payments of $17.5 million, $12.5 million and $12.5 million were made in 1997, 1996 and 1995, respectively.

The purchase agreements for two acquisitions made by the Company in 1996 contain provisions which provide for contingent payments to the former shareholders of each entity based upon certain calculations relative to revenues and earnings, as defined, through 1999. Such payments are reflected as purchase price adjustments. The Company recorded adjustments to the purchase price of these acquisitions of $5.1 million and $4.2 million in 1997 and 1996, respectively. The amount recorded in 1996 was paid in April 1997, and the amount recorded in 1997 is expected to be paid in March 1998. The Company is unable to determine whether such adjustments will be required for 1998 or 1999.

Additions to property, plant and equipment amounting to $10.3 million, $7.1 million and $4.6 million in 1997, 1996 and 1995, respectively, were made primarily relating to capital assets acquired in the formation and acquisition of new subsidiaries and other capital expenditures necessary to support the Company's manufacturing and distribution operations. The Company is in need of additional office and distribution space at its Memphis location. Management has entered into an agreement whereby the Company will lease, with an initial term of 10 years, a new facility adjacent to its existing headquarters with an expected occupancy date of mid 1998. This lease will be accounted for as an operating lease.

The Company has committed lines of credit totaling $115.9 million. At December 31, 1997, $67.3 million was outstanding under these lines of credit and other short-term borrowings. The committed lines of credit consist primarily of the $100.0 million U.S. revolving line of credit.

In 1996, the Internal Revenue Service began an examination of the Company's federal income tax returns. The years under examination are 1993, 1994 and 1995. Management believes that the resolution of any issues that may be developed as a result of the examination will not have a significant impact on the Company's results of operations or financial condition.

The Company invests available funds in short-term investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States of America. These short-term investments are available to fund the Company's working capital requirements and acquisitions of capital assets.

The "Year 2000" issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Management has conducted an assessment of its exposure to disruption associated with the "Year 2000" issue. The Company is currently in the process of implementing purchased software that will serve as an enterprise resource planning system providing enhanced productivity and customer service benefits in addition to mitigating potential consequences of the Year 2000 issue. The cost of the software license and the majority of the costs of implementation will be capitalized. Management expects this implementation to be complete by the end of 1998. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications are not made, or are not completed in a timely manner, the Year 2000 issue could have an impact on the Company's ability to operate. The Company does not believe that the costs of addressing this issue will be material to the Company's operations.

                                    BUSINESS

Except for historical information, the matters discussed herein (including, in particular, those discussed in "-- Legal Proceedings") are forward-looking in nature and involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW OF THE COMPANY

Sofamor Danek is primarily involved in developing, manufacturing and marketing devices, instruments, computer-assisted visualization products and biomaterials used in the treatment of spinal and cranial disorders. In 1997, the Company had an approximately 50% market share of the worldwide spinal implant market, a rapidly growing market which exceeded $500 million in worldwide sales. In addition to its leadership position in the spinal implant market, the Company provides a comprehensive line of products for the spinal surgeon and neurosurgeon, including the STEALTHSTATION(TM) (an image-guided surgical system), the MED System for minimally invasive discectomies, MEDNEXT(R) high speed drills and TIMESH(TM) cranial plates. As of December 31, 1997, the Company had a total of 150 510(k) Clearances for spinal and neurosurgical products. The Company also has a broad pipeline of spinal and neurosurgical products under development to augment its existing product offerings and further advance the state of the art of surgical and diagnostic procedures. Key products under development include the Novus line of threaded interbody fusion devices, including the Novus Cage, which is currently being marketed for use in certain non-U.S. countries. Other key products under development include biological products to induce bone growth, prosthetic discs and products utilizing visualization technology to aid surgeons. The Company has 300 patents and patent applications in the United States. For the year ended December 31, 1997, the Company generated $312.9 million in revenues and $56.8 million in net income.

BUSINESS STRATEGY

The Company's business strategy is to design, develop, manufacture and market a broad range of innovative implant devices and surgical systems for head, neck and spine surgery. The Company leverages its technology and engineering expertise to enhance its existing products and develop new products to serve the needs of spinal surgeons and neurosurgeons. The Company's marketing strategy is to provide differentiated products, service and support to spinal surgeons and neurosurgeons through its direct sales presence in all major markets worldwide. The Company utilizes its relationships with leading physicians to increase acceptance of the Company's products, promote physician training and education and obtain physician feedback for new product development. The Company also plans to continue to leverage its marketing infrastructure by developing, licensing, or acquiring other surgical products that serve the Company's existing customer base of spinal surgeons and neurosurgeons. Examples of product line additions which have application outside of spinal surgery include:

- STEALTHSTATION(TM) for image guided surgery and Vista head mounted display and 3-D imaging systems which are intended to be used in spinal and neurological procedures. The Company believes that future uses of these systems will include radiosurgery, complex fractures and total joint replacement.

- TiMesh's product line, which include titanium plates and screws used in neurological procedures.

- MedNext's product line consisting of high speed pneumatic drills, accessory equipment and disposable burrs serving spinal surgeons and neurosurgeons.

- MED System for removing disc material in a minimally invasive manner.

INDUSTRY OVERVIEW

Spinal implants are a rapidly growing market segment, generating in excess of $500 million in worldwide sales in 1997. Spinal implants are often used to alleviate chronic back pain, which, in the United States, is the leading cause of workman's compensation expense, the second leading cause of physician office visits and the third leading reason for surgical procedures. The objective of spinal implants in a fusion procedure is to increase spinal stability and facilitate fusion of two or more vertebrae in the spine. The goal of fusion is to relieve back pain by alleviating pressure on nerves that run through the spinal column by permanently prohibiting movement between vertebrae.

The spine is essentially made up of vertebrae with discs between each vertebrae. These intervertebral discs provide the proper spacing between the vertebrae and allow for movement between vertebrae. When the intervertebral discs degenerate, are deformed or are injured and begin to collapse, the spinal column begins to compress and the vertebrae put pressure on the nerves that run through the spinal column resulting in pain. In a spinal fusion procedure, bone graft is usually implanted between the vertebrae so that bone will grow between the vertebrae and thereby fuse the vertebrae together. If fusion is achieved, the vertebrae will be immobilized, the proper spacing between vertebrae will be achieved relieving the pressure on the nerves that run through the spinal column.

Spinal fusions are performed to treat diseases and conditions such as degenerative diseases, deformities and trauma. Degenerative diseases of the spine typically occur in mature adults and can result in immobility, pinched nerves and chronic pain for the patient. Deformities, unless treated at a young age, can prevent proper growth of the spine and can be life threatening if allowed to progress. Traumatic injuries to the spine are typically the result of automobile accidents. A surgeon's decision to treat a spinal condition with an implant is based on many factors, including the relative severity of the patient's condition, such as the degree of the curvature of the spine, the age of the patient, the patient's medical history and the physical condition of the patient (i.e., the ability to withstand surgery).

Spinal fusion procedures can be performed with or without instruments or fusion devices. Until the mid-1980's, surgeons had limited implant options for treating spinal conditions. Surgeons treating spinal conditions either did so without implants or utilized basic implant devices. These devices often did not sufficiently immobilize the spine and thus limited the fusion rate and efficacy of the procedures. In seeking better alternatives for spinal fusions, surgeons began to use implants designed primarily to provide greater structural support for the spine and enhance the healing process. Over the last several years, clinical studies have shown that surgeries using spinal implants are more effective in immobilizing the spine than surgeries in which implants are not used.

Traditional spinal implant devices use rods, bolts, hooks, plates, screws and other similar devices to immobilize and stabilize a portion of the spine in order to facilitate fusion. The newest development in spinal implant devices involves the use of an interbody fusion device commonly referred to as a fusion cage. Fusion cages are hollow cylinders which are implanted into the space between successive vertebrae and may be made of metal (such as titanium), may be threaded and are filled with bone graft. The goal of a fusion cage is for the successive vertebrae to fuse, or grow with the fusion cage, thereby permanently prohibiting movement between these vertebrae.

In 1996, there were approximately 225,000 spinal fusion procedures (both instrumented and non-instrumented) done in the United States and approximately 235,000 spinal fusion procedures done internationally. In recent years, worldwide spinal fusion procedures involving the cervical, thoracic and lumbar regions of the spine have been approximately 45%, 15% and 40%, respectively, of the total worldwide spinal fusion market. In 1996, while between 95% and 100% of worldwide thoracic spinal fusion procedures were instrumented, only 30% of U.S. cervical spinal fusion procedures were instrumented. In the lumbar spinal fusion procedure market, the only market where fusion cages are used, approximately 55% of these procedures were instrumented in the United States in 1996.

SPINAL AND NEUROSURGICAL PRODUCTS

Spinal Implant Instrumentation and Threaded Cortical Bone Dowels

The objective of spinal implants is to increase spinal stability and facilitate fusion of the vertebrae of the spine. The Company's spinal systems include the TSRH(R) Spinal System, the CD(TM) line of products and the ORION(TM) System. These lines of surgical implants include tools for fusion such as rods, plates, screws, hooks, locking bolts and transverse traction devices that lock implants together. The Company markets products which treat degenerative diseases, deformities and trauma in all regions of the spine. Spinal surgeons and neurosurgeons choose a spinal implant system based on, among other things, the nature and location of the spinal instability. The Company currently markets approximately 33 spinal implant product lines. In addition, the Company markets the Novus Cage in non-U.S. countries and is currently seeking FDA approval to market the product in the United States. In 1996, the Company began distributing, on behalf of the UFTB, threaded Cortical Bone Dowels, a product that is made of human bone. Spinal implant products and threaded Cortical Bone Dowels accounted for $260.5 million, or 83%, of Sofamor Danek's revenues in 1997.

TSRH(R) Spinal System. The TSRH(R) Spinal System traces its origins to research conducted at the Texas Scottish Rite Hospital in Dallas, Texas and is used primarily to treat patients afflicted with degenerative diseases, scoliosis (curvature of the spine) or other spinal deformities. The system consists of specialized hooks, plates and screws that are attached to rods through locking bolts, which the Company believes allows for increased torsional and axial spinal support. There are special configurations of the system available to address specific applications such as pediatric surgery and adult lumbar surgery. The Company manufactures and distributes the TSRH(R) Spinal System under agreements pursuant to which the Company has received the exclusive worldwide rights to the products in exchange for royalty payments. Sales of the TSRH(R) Spinal System accounted for 24% of the Company's revenues in 1997, 33% in 1996 and 38% in 1995.

Since its introduction in 1989, the Company has added enhancements to the TSRH(R) Spinal System, including the Variable Angle Screw, Central Post Hook, Lateral Offset Plate, Open Eyebolt and Top Tightening components. The Variable Angle

Screw provides flexibility in screw placement in relation to the spinal rod. Similarly, the Central Post Hook offers versatility in hook placement. The Lateral Offset Plate allows variations in the lateral distance between a hook or sacral screw and the spinal rod. The Open Eyebolt can be used when an eyebolt must be added after all hooks and CROSSLINK(R) plates are in place. The Top Tightening components incorporate T-bolts, hooks, sacral/iliac screws and staples into a comprehensive spinal implant system. These enhancements provide interchangeability of components and improved ease of use for surgeons. The TSRH(R) Spinal System is covered by various patents.

CD(TM) Line of Products. The Cotrel-Dubousset line of products was developed by Dr. Yves Paul Cotrel in cooperation with Sofamor and with the assistance of Professor Jean Dubousset. This product line includes the CD(TM) Spinal Instrumentation System (the "CD(TM) System"), the Compact CD or CCD(TM) System (the "CCD(TM) System") and the CD HORIZON(TM) Spinal System (the "CD HORIZON(TM) System"). The CD(TM) System was introduced in 1984 and was designed primarily to treat patients afflicted with spinal deformities and fractures of the spine in the thoracic and lumbar regions. The principal components of the CD(TM) System include spinal rods, hooks, sacral screws and transverse traction devices which lock implants together and a wide range of instruments used to position and secure the implants. The CCD(TM) System was designed principally for the treatment of degenerative spinal conditions of the lumbar and sacral spine. The CD HORIZON(TM) System combines new, low profile hooks and screws with components of several other systems for the treatment of various spinal conditions. Sales of the Cotrel-Dubousset line of products accounted for 17% of the Company's revenues in 1997, 23% in 1996 and 26% in 1995.

ORION(TM) System. The ORION(TM) System was introduced by the Company in 1994. This system is indicated for use in stabilizing the anterior cervical spine during the development of a solid spinal fusion in patients with degenerative diseases, traumatic fractures and tumors. The system consists of a plate and screws which attach to the anterior cervical spine (front part of the neck). The Company manufactures and distributes the ORION(TM) System under agreements pursuant to which the Company obtained the exclusive worldwide rights to the products in exchange for royalty payments. The ORION(TM) System accounted for 11% of the Company's revenues in 1997, 10% in 1996 and 8% in 1995.

Novus Cage. The Company's Novus Cage is a titanium, threaded, hollow, perforated cylinder that is packed with bone graft and implanted into the disc space between the vertebrae. The Novus Cage is designed to facilitate spinal fusion. The Novus Cage is being marketed in certain non-U.S. countries and the Company is currently seeking FDA approval to market the product in the United States. Interbody fusion cages currently on the market can be implanted less invasively than traditional implants and are intended to be used for certain spinal fusions in the lumbar region of the spine as well as for supporting the spine after discectomies. In the United States, approximately 400,000 discectomies are performed each year to remove spinal discs. These procedures historically have not used a significant amount of surgical instrumentation. In 1997, worldwide interbody fusion cage sales for all companies were approximately $115 million.

Cortical Bone Dowels. The Company distributes threaded Cortical Bone Dowels, a product made of human bone, in the United States on behalf of UFTB pursuant to an exclusive agreement.

Surgical Systems

In addition to its leadership position in the spinal implant market, the Company provides a comprehensive line of products for the spinal surgeon and neurosurgeon, including the STEALTHSTATION(TM), the MED System, MEDNEXT(R) high speed drills and TIMESH(TM) cranial plates.

STEALTHSTATION(TM). The STEALTHSTATION(TM) is an advanced computer-assisted, image-guided surgery system which provides surgeons with the capability to plan, navigate and precisely position surgical tools and devices during cranial, spinal, ear, nose and throat procedures. Specifically, the STEALTHSTATION(TM) allows surgeons to take standard image data sets from practically any image source (CT, MR, etc.) and transform them into a three-dimensional image. Surgeons can use the system to plan the most desirable path through critical anatomy, then move seamlessly into the operating room where this image data is registered, or matched, to the patient's actual anatomy. Thus, the STEALTHSTATION(TM) enhances the accuracy of delicate surgical procedures. The STEALTHSTATION(TM) assists the surgeon by precisely identifying in real-time the location of a surgical instrument's tip in relation to the patient's preoperative diagnostic imaging scan. The Company believes that use of the STEALTHSTATION(TM) system significantly reduces operating room time and the length of the patient's hospital stay, which has reduced the overall cost of such procedures. The Company obtained initial FDA marketing clearance for the STEALTHSTATION(TM)system in January 1996 for use throughout the body. The Company believes the STEALTHSTATION(TM) has the leading share of the worldwide frameless stereotactic image-guided surgery market. The Company generates recurring revenue from this product from annual maintenance contracts, software upgrades and product enhancements.

MED System. The Company's MED System, which consists of a large tube (or trocar), a disposable endoscope, a light source and a video system, allows surgeons to perform minimally invasive discectomies by making an incision in the back of the patient and removing all or part of a herniated disc in order to relieve pressure on the spinal cord or nerve root. The ability to perform a discectomy endoscopically using the MED System may eliminate the need for general anesthesia. This procedure can be performed in an outpatient setting, as opposed to requiring a hospital stay of approximately three days. The Company believes the procedure also reduces patient recovery time, post-operative pain and narcotic use. In 1997, there were approximately 400,000 discectomy procedures performed in the United States.

Other Products

The Company's other products include the TIMESH(TM) cranial plating system and the MEDNEXT(R) surgical drill system. The TIMESH(TM) system offers a unique high-torque screw design with a thread-cutting feature, along with plates and mesh, all made of commercially pure titanium, specially treated to optimize biocompatibility and provide malleability. The MEDNEXT(R) system consists of a high speed pneumatic drill, accessory equipment and disposable dissecting burrs and is used in cranial and microendoscopic discectomy procedures.

RECENT ACQUISITIONS AND ALLIANCES

In December 1997, the Company acquired certain net assets of MAN Ceramics, a subsidiary of the MAN Group of Munich. MAN Ceramics designs, manufactures and markets carbon fiber interbody fusion devices. The single filament carbon fiber is transparent in most types of imaging and has an elasticity that is closer to bone than to other currently used implant materials. Clinical studies in Europe included the testing of more than 1,400 devices over the past five years. FDA approval will be required in order to market the product in the United States.

In January 1998, the Company entered into an exclusive, renewable five-year strategic alliance with Vista to develop and distribute advanced visualization systems based on Vista's proprietary head mounted display and 3-D image acquisition technology for head, neck and spine procedures. Pursuant to this alliance, the Company will distribute the Stereo-Site visualization and information products of Vista's Head, Neck and Spine Microsurgery Division.

RESEARCH AND PRODUCT DEVELOPMENT

In addition to its currently marketed products, the Company has a broad pipeline of spinal and neurosurgical products under development to augment its existing product offerings and further advance the state of the art of surgical and diagnostic procedures. Key products under development include the Novus Cage, which is an interbody fusion device approved for use in certain non-U.S. countries, biological products to induce bone growth, prosthetic discs and visualization technology to aid surgeons. The Company incurred research and development expense of approximately $19.7 million, $15.9 million and $14.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Biological Products for Use in Spinal Reconstruction

In February 1995, the Company entered into a strategic alliance with Genetics Institute to develop biological products for use in spinal applications. These products are being designed to use Genetics Institute's recombinant human bone morphogenetic protein rhBMP-2 to induce bone growth for the treatment of spinal disorders and replace the current therapy, which is transplantation of bone tissue from the pelvis of the patient. The Company has completed an FDA approved pilot study in which all 11 patients achieved fusion in three months. Typically, fusion can take between 15 to 18 months to occur. The Company is currently submitting an IDE to conduct a pivotal study with respect to rhBMP-2. The Company has obtained exclusive North American rights to these rhBMP-2 proprietary technologies and patents for spinal applications. Pursuant to the terms of the license agreement, the Company will pay the Genetics Institute $50 million over four years, of which $12.5 million was paid in each of 1995 and 1996 and $17.5 million was paid in 1997. An additional $7.5 million is due in 1998. FDA review and approval, which will require the conduct of clinical trials, will also be necessary to market these biological products. The Company will purchase the rhBMP-2 product from Genetics Institute. The Company is considering a variety of different carriers for the Genetics Institute proteins. One potential carrier is a porous polymer to which the Company has obtained worldwide rights under an exclusive license. If this porous polymer carrier is utilized with rhBMP-2, royalty payments will be due to the owner of the polymer technology. See "Risk Factors -- Uncertainty of Regulatory Clearances; Regulatory Compliance" and "-- Dependence on Patents and Proprietary Technology."

Novus Cage

In addition to the cages that it currently markets, the Company is developing a wide variety of products that the Company believes will more effectively meet patient needs in the cage segment. These products include cages designed to more accurately match the anatomy of the spine to ease insertion and conserve the patient's bone. These products will utilize materials that are designed to better match the characteristics of bone and/or allow the bone to better incorporate into the implant. The Company has also entered into a licensing agreement for the worldwide rights to these patented technologies covering implants, instruments and methodologies for simultaneously performing a discectomy, a fusion and an internal stabilization of the spine.

Prosthetic Disc Program

The Company is actively evaluating various designs for the replacement of diseased and/or damaged discs. These designs are at various stages of development and would ultimately require pre-market approval by the FDA prior to marketing in the United States.

Visualization Technologies

In January 1998, the Company entered into a cooperative technology agreement with Vista to develop and distribute new advanced visualization systems based on Vista's proprietary high resolution digital technology. Pursuant to the agreement, the Company will have the worldwide distribution rights to these new products for use in neurosurgery, spinal surgery and otolaryngological surgery.

There can be no assurances that the products described above in this section will be marketed or that FDA authorization will be received. Spinal implants, image guidance and other related devices are typically rendered obsolete within a few years. While the Company maintains active research and development programs, there can be no assurance that it will be able to develop and introduce new products that will enable it to remain competitive in the future. See "Risk Factors--Rapid Technological Change and Risk of Technological Obsolescence."

MARKETING AND DISTRIBUTION

Sofamor Danek markets its spinal implant and surgical systems products in the United States directly to the spinal surgeons and neurosurgeons who perform spinal and cranial surgery. The Company distributes its products through its unique network of approximately 200 commissioned, dedicated sales representatives. The Company markets its products internationally directly to spinal surgeons and neurosurgeons in major markets including the Benelux region, France, Germany, Italy, Spain, the United Kingdom, Canada, South Africa, Puerto Rico, Hong Kong, Japan, Korea, Australia and New Zealand, and indirectly in approximately 60 other countries through a network of independent distributors and agents. The Company believes that its distribution capabilities provide it with significant competitive advantages by facilitating strong relationships with the physicians, hospitals and clinics that comprise the Company's customer base. The Company strengthens these relationships by organizing and sponsoring the education of surgeons through medical symposia, seminars, payor relations and practice management consulting. In order to meet the needs of hospitals and clinics, the Company offers instrument and implant purchase alternatives. For example, the Company offers a "loaner program" whereby a complete implant system is shipped overnight for next-day surgery. The customer is charged only for the components used, and a premium over the published list price is charged to defray the additional cost of the program. The Company's premier distribution capability also enables it to attract alliance partners who seek its distribution breadth.

The Company's backlog of firm orders is not considered material to an understanding of its business.

MANUFACTURING, QUALITY CONTROL AND RAW MATERIALS

The Company's products are manufactured in the United States primarily by the Company's subsidiary, Warsaw Orthopedic, Inc., which the Company acquired in 1983. The Company's products are also manufactured by its subsidiaries, SNT, located in Broomfield, Colorado, and MedNext of West Palm Beach, Florida. The Company believes that its current assets will provide it with sufficient manufacturing capacity for the future. As a medical device manufacturer, the Company is subject to the FDA's stringent QSR and regulations as stipulated by the FDA. The Company has installed computer controlled machinery in its manufacturing operations, resulting in greater flexibility in the manufacturing process and enabling the Company to be cost efficient. The Company also utilizes comprehensive, integrated MIS (management information system) software for production, planning and scheduling. The Company employs a broad range of inspection and quality assurance standards. The Company utilizes in-process testing and inspection methods in the manufacturing process to produce quality products. The design and layout of the Company's manufacturing facilities affords the Company flexibility to increase production capacity. Outside the United States, product manufacturing is done primarily by Sofamor in Rang-du-Fliers, France. Some of the manufacturing outside the United States is performed by subcontractors. Sofamor has a 33.75% equity investment in one of the subcontractors. See "--Government Regulation."

Implant grade stainless steel and titanium alloy account for the majority of the Company's raw material purchases. There are multiple sources from which the Company may purchase this type of stainless steel and titanium alloy, and it is available within one to eight months of the time an order is placed. Titanium alloy provides less MRI (magnetic resonance image) interference during imaging of the patient during post-operative follow-up.

COMPETITION

The medical device industry is subject to intense competition. The market for products designed to treat spinal conditions is highly competitive, and the Company expects competition to increase. Accordingly, the Company's future success will depend in part on its ability to respond quickly to medical and technological change and user preferences through the development and introduction of new products that are of high quality and that address patient and surgeon requirements and, in part, on its ability to differentiate its mature products from those of its competitors. Worldwide, there are many firms producing spinal implant devices, and certain of the Company's competitors currently manufacture and sell interbody fusion cages that have received 510(k) Clearance from the FDA. A number of the Company's competitors have greater financial, research and development, manufacturing and sales and marketing resources than the Company. The Company's inability to compete effectively against existing or future competitors would have a material adverse effect on its business, financial condition and results of operations.

The Company believes that the primary competitive factors in the market for treatment of spinal disorders include regulatory approvals, clinical and patient acceptance, post-operative discomfort, ease of use, product performance, marketing and sales capability and the enforceability of patent and other proprietary rights. The Company believes that it is, and will continue to be, a leader with respect to these factors. The Company believes that it successfully competes based on (i) the quality of the Company's products and their ease and versatility of use by surgeons, (ii) the introduction of new products and systems, (iii) the Company's emphasis on research and development, (iv) the Company's focus on spinal products coupled with a solid infrastructure of experienced management personnel, (v) the Company's association with spinal surgeons and neurosurgeons and (vi) the Company's participation, through medical symposia and seminars, in the education of surgeons in the cleared uses of implant products. See "Risk Factors--Increasing Competition."

GOVERNMENT REGULATION

In the United States, the Company is subject to regulation by the FDA. FDA regulations govern the testing, labeling, promotion and sale of medical devices and require the Company to maintain certain standards and practices with respect to the manufacturing and labeling of devices, the maintenance of certain records and medical device reporting. The Company's facilities and records are subject to FDA inspections.

The FDA is the agency responsible for the regulation of medical devices in the United States pursuant to the Food, Drug and Cosmetic Act (as amended by the 1976 Medical Devices Amendment), the Safe Medical Devices Act of 1990 (as amended in 1992), the Food and Drug Administration Modernization Act of 1997, the regulations promulgated thereunder and guidance documents and instructions issued by the FDA. In general, prior to entering commercial distribution, medical devices must undergo FDA review, either pursuant to a 510(k) notification or a PMA application filed by the manufacturer of the device. A 510(k) notification is a filing submitted to demonstrate that the device in question and its labeling are "substantially equivalent" to a "legally marketed device" and its labeling. In contrast, a PMA application must demonstrate that the device is safe and effective; it is a more complex submission that typically includes a two-year follow-up of a controlled human clinical study. Factors that dictate whether a 510(k) notification or a PMA application is required include: whether the device and its labeling are "substantially equivalent" to a "legally marketed device" and its labeling. The process of obtaining marketing authorizations can be time consuming, and there can be no assurance that all the necessary authorizations will be granted to the Company with respect to new products and devices developed by the Company.

All of the Company's implants currently marketed in the United States are covered by 510(k) notifications with limited exceptions, such as custom implants. As devices become increasingly innovative, it is difficult to establish that a device is "substantially equivalent" to another "legally marketed device" and thereby obtain 510(k) Clearance for a new product. Additionally, as clarified by the Safe Medical Devices Act of 1990, the FDA could, and generally does, decide to require the submission of additional data. It is impossible to predict whether additional changes will be made in the 510(k) Clearance practices and whether any such changes could have an adverse effect on the Company and its business. The Company cannot predict the extent or impact of future federal, state or local legislation or regulation.

If human clinical trials of a device are required and if the device presents a "significant risk," the manufacturer or distributor of the device is required to file an IDE application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically the result of animal, and, possibly, mechanical testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA.

Federal law provides that manufacturers can label and promote new medical devices only for indications that have been allowed by the FDA. Since the FDA does not regulate the practice of medicine, physicians may use products for applications that have not yet been cleared by the FDA for such a labeling indication if such use is deemed in their medical judgment to be in the patient's best interests. Thus, as part of the practice of medicine, physicians may at their discretion and in the exercise of their medical judgment use any legally marketed screws for indications not in the labeling. Although this practice may continue in the future, the Company does not encourage nor can it predict such use.

In January 1995, the Company received 510(k) Clearance to begin labeling and marketing the stainless steel version of the TSRH(R) Spinal System for pedicle screw attachment only for treating selected patients with grade 3 or 4 severe spondylolisthesis of the fifth lumbar-first sacral (L5-S1) vertebral joint. The clearance is based on this spinal system having been found equivalent only to similar device systems labeled and intended for patients: (a) who have severe spondylolisthesis (grades 3 and 4) of the fifth lumbar-first sacral (L5-S1) vertebral joint; (b) who are receiving fusions using autogenous bone graft only;
(c) who are having the device fixed or attached to the lumbar and sacral spine; and (d) who are having the device removed after the development of a solid fusion mass. This clearance requires the addition of specific warnings to the labeling of the product. Since that time, many other systems offered by the Company have received clearance for similar labeling.

In October 1997, the Company received 510(k) Clearance to begin labeling and marketing its CD Spinal System with the following restrictions. As a pedicle screw fixation system, the device system is intended only for: (a) degenerative disc disease (defined as back pain of discogenic origin with degeneration of the disc confirmed by patient history and radiographic studies) for noncervical screw fixation; and (b) for severe spondylolisthesis (Grades 3 and 4) at the L5-S1 joint in patients who are receiving fusions using autogenous bone graft only and who are having the device removed after the development of a solid fusion for screw fixation from L3 to the sacrum. Additional warnings in the package insert regarding the potential risks and unestablished benefits of the device were also required.

In May 1990, the Director of the FDA's Division of Compliance Operations for the Center for Devices and Radiological Health sent a letter to approximately 80 manufacturers and distributors of medical devices, including the Company, which advised that companies must not label, or in any way promote, devices to be used in the United States for pedicular screw attachment to, or fixation of, the vertebral column. The Company examined all of its literature and voluntarily recalled one brochure used to recruit clinical investigators. This recall was examined for effectiveness by the FDA beginning in May 1991 and found to be complete in February 1992. In August 1993, the Company and six other companies received warning letters from the FDA, primarily regarding the issue of supporting medical education programs where physicians "demonstrate" the use of screws in the pedicle of the spine. The Company responded to the warning letter, and no official response from the FDA has ever been received. In February 1995, the Company received a warning letter from the FDA regarding the wording in a Company press release and "Dear Doctor" letter relating to the January 1995 510(k) Clearance referred to above. The Company submitted a written response to the FDA on March 17, 1995 and took certain actions in response to the letter. The Company believes that it has taken all the appropriate actions possible regarding this matter.

With respect to a different but related matter, in April and June 1994, many orthopedic companies received letters from the FDA stating that certain warning statements must appear on all labeling of certain devices. The Company believes it is complying with all labeling requirements for those devices in the United States that need such warning statements.

The Company cannot, however, rule out the possibility that the FDA could bring a regulatory action without further notice against the Company with respect to any of the matters referred to above. Such regulatory action might include, but would not be limited to, civil and/or criminal penalties, an injunction against any distribution in the United States, seizure, fines and/or recall of any Company product or labeling. The inability to continue to sell certain products could have a material adverse impact on the Company's business and financial condition.

The Company's products are also subject to regulation by foreign governmental and regulatory authorities. The Company believes that it has all necessary foreign authorizations where its products are sold. There can be no assurances that foreign regulatory requirements will not become more stringent in the future. In Europe, individual European Union ("EU") members have required compliance and testing for some devices (e.g., electromedical devices), but in most countries testing of implants has been voluntary.

A Medical Devices Directive (the "Directive") for the EU was adopted on June 14, 1993. Proof of compliance with the harmonized standards will be presumptive proof of compliance with the legal requirements in each EU member country. If compliance with the standards cannot be demonstrated or standards have not been issued for the product in question, the manufacturer will have to supply an application that proves the product is safe and effective. While there is uncertainty as to the specific national enabling legislation, the Company does not anticipate any special concerns uniquely applicable to the Company since this legislation affects all medical device manufacturers and distributors. There can be no assurance that new legislation will not cause delays or disruptions in the marketing of the Company's products in Europe. In 1995, the Company's Memphis, Warsaw and French facilities were ISO 9001 certified pursuant to the Directive. The Company believes it is well positioned to compete in the European market when the regulations take full effect in 1998.

All of the Company's products are prescription devices for sale in the United States only by or on the order of a physician. Neither this document nor any other communication to the financial community by the Company is intended or should be construed as labeling for the Company's products. Any learned intermediary or health care professional who reads this document or any other communication to the financial community should not rely on this document for decisions to purchase, indications in use and/or instructions in use. Instead, any health care professionals who may read this or any other Company document should see, read and follow all package inserts accompanying the Company's products.

EMPLOYEES

The Company had approximately 1,000 employees at December 31, 1997. No U.S. employee of the Company is represented by a labor union or is subject to a collective bargaining agreement. All of the employees outside the United States are covered by applicable industry collective bargaining agreements as may be required by government authorities in the respective countries where those employees are located. The Company has never experienced a work stoppage due to labor difficulties.

PATENTS, TRADEMARKS AND COPYRIGHTS

As of December 31, 1997, the Company owned or held licenses to 208 inventions covered by 348 patents and had 422 applications pending on 141 more inventions covering the full spectrum of its product lines in the United States and major countries throughout the world. In addition, the Company has acquired rights under various purchase, license or distribution agreements related to the design, manufacture and distribution of certain products and devices. The Company has 38 registered trademarks and applications pending for registration on 36 other marks in the United States and other major countries throughout the world. The Company currently has six registered copyrights for certain of its product manuals and two other applications pending. See "--Principal Products" and "Risk Factors--Dependence on Patents and Proprietary Technology."

ROYALTY AND OTHER PAYMENTS

The Company has agreements with certain unaffiliated entities which provide the Company with the rights to manufacture and market certain spinal system products developed by these entities. These agreements generally provide for payments ranging from 1% to 10% of the net selling prices (as defined by the agreements) of all such products sold. These agreements are in force as long as the Company sells these products. Royalty expenses and licensing fees made pursuant to the agreements referred to above during fiscal years 1997, 1996 and 1995 were approximately $9.1 million, $6.8 million and $5.9 million, respectively.

PROPERTIES

The Company's headquarters and primary U.S. distribution facility are located in Memphis, Tennessee. The Company utilizes a 60,000 square foot owned facility and 9,730 square feet of leased space for these functions. The Company is in need of additional office and distribution space at its Memphis location and is planning to lease a 106,000 square foot building that is currently under construction adjacent to its corporate headquarters. The primary U.S. manufacturing operations of the Company are conducted in an 83,000 square foot plant located new Warsaw, Indiana, under a lease which expires December 31, 1999, with four one-year extensions available thereafter. Approximately 33,000 square feet of the Warsaw facility are currently not used by the Company. Management believes that the Company's Warsaw facility is suitable for its current use and adequate for the Company's operation for the foreseeable future. The Rang-du-Fliers, France location utilizes a 57,500 square foot facility situated on 10.8 acres of land owned by Sofamor, which also has approximately 16,000 square feet of leased office space in Paris used for marketing, sales, development and administrative activities. Subsidiaries of the Company have leased office space in Milan, Italy, Cologne, Germany, Epping, NSW, Australia, Seoul, Korea, San Juan, Puerto Rico, Mississauga, Canada, Saint Genis Laval, France, Hong Kong, Madrid, Spain, Tokyo and Osaka, Japan, Luxembourg City, Luxembourg, Broomfield, Colorado and West Palm Beach, Florida.

LEGAL PROCEEDINGS

The Company is involved from time to time in litigation on various matters which are routine to the conduct of this business, including product liability and intellectual property cases.

Product Liability Litigation

Beginning in 1994, the Company and other spinal implant manufacturers were named as defendants in a number of product liability lawsuits brought in various federal and state courts around the country. These lawsuits allege that plaintiffs were injured by spinal implants manufactured by the Company and others. The essence of the plaintiff's claims appears to be that the Company (including Sofamor and its former U.S. distributor) marketed some of its spinal systems for pedicle fixation in contravention of FDA rules and regulations (governing marketing and labeling of medical devices), that pedicle fixation has not been proven safe and effective in the context of FDA labeling standards, that some or all of the spinal systems are defectively designed and manufactured and that plaintiffs have suffered a variety of injuries as a result of their physicians' use of such systems in pedicle fixation. The Company has also been named as a defendant in a number of lawsuits instituted by plaintiffs who have received spinal implants manufactured by other manufacturers and in which the Company is alleged to have participated in a conspiracy among doctors, manufacturers, hospitals, teaching institutions, professional societies and others to promote, in violation of applicable law, the use of spinal implants.

In a number of cases, plaintiffs have sought to proceed as representatives of classes of spinal implant recipients. All efforts to obtain class certification have been denied or withdrawn, except with respect to a class-action settlement entered into between the plaintiffs and another spinal implant manufacturer, AcroMed Corporation (see below under the heading entitled "AcroMed Corporation Settlement"). Some plaintiffs have filed individual lawsuits, whereas other lawsuits list multiple plaintiffs and, in certain instances, multiple lawsuits have been filed on behalf of the same individual plaintiffs. Plaintiffs typically seek relief in the form of monetary damages, often in unspecified amounts. Many of the plaintiffs only allege as monetary damages an amount in excess of the jurisdictional minimum for the court in which the case has been filed. A few suits also name as defendants various officers and directors of the Company.

As of December 31, 1997, approximately 2,800 plaintiffs were joined in lawsuits against the Company. The Company is also named as a defendant in lawsuits involving about 2,600 claimants where the Company is alleged to have conspired with competitors and others illegally to promote the use of spinal implant systems.

The Company believes that is has defenses, including, without limitation, defenses based upon the failure of a cause of action to exist where no malfunction of the implant has occurred or the plaintiff has suffered no injury attributable to the Company's product, the expiration of the applicable statute of limitations and the learned intermediary defense. The Company has asserted and will continue to assert these defenses primarily through the filing of dispositive motions. The Company believes that all product liability lawsuits currently pending against it are without merit and will continue to defend against them vigorously.

Federal Multidistrict Litigation (MDL 1014)

On August 4, 1994, the Federal Judicial Panel for Multidistrict Litigation ordered all federal court lawsuits to be transferred to and consolidated for pretrial proceedings, including the determination of class certification, in the United States District Court for the Eastern District of Pennsylvania in Philadelphia (the "Multidistrict Litigation"). Lawsuits filed in federal court after August 4, 1994 have also been transferred to and consolidated in the Multidistrict Litigation in the Eastern District of Pennsylvania. In addition, a number of lawsuits filed in state courts around the country were removed to federal courts and then transferred into the Multidistrict Litigation. On February 22, 1995, Chief Judge Emeritus, Louis C. Bechtle, denied class certification. A large number of plaintiffs filed individual lawsuits as a result of the denial of class certification. In some instances, lawsuits that had been removed and transferred into the Multidistrict Litigation have been remanded to the state courts in which they were filed because there was no federal court jurisdiction. As of December 31, 1997, the Company is a defendant in approximately 920 individual claims and 1,065 conspiracy claims consolidated in the Multidistrict Litigation. On April 16, 1997, Judge Bechtle dismissed conspiracy claims alleging fraud on the FDA, but deferred the remaining conspiracy claims for later consideration by the federal trial courts to whom the cases will be remanded for trial.

Discovery has been completed in a number of the federal court cases and is continuing in the remainder. A small number of cases have been transferred to the federal courts in which they were filed for further proceedings and trial. Judge Bechtle has begun the process of transferring the remaining federal court cases to various federal courts throughout the United States. As of December 31, 1997, the Federal Judicial Panel on Multidistrict Litigation ordered the remand of approximately 210 cases to transferor courts for further proceedings. It is not now possible to determine when the first federal court cases will be tried.

State Court Litigation

A number of cases filed in state courts were not eligible for removal and transfer into the Multidistrict Litigation. As of December 31, 1997, there were approximately 1,800 individual claims pending against the Company in several courts around the country, principally in Tennessee, Oklahoma, Texas and Pennsylvania. In addition, there were approximately 1,600 conspiracy claims pending in state courts.

Approximately 1,550 plaintiffs who had joined together in several complaints which had been removed to the Multidistrict Litigation proceedings have had their cases remanded to the state court in Memphis, Tennessee, where they were originally filed when it was determined that the federal court lacked jurisdiction over their claims. The presiding state court judge in Memphis has established a case management plan which calls for the preparation of eight representative cases for pretrial preparation and trial.

Discovery is proceeding in all remaining state court cases. Some state cases have been given trial dates in 1998. It is anticipated that a number of other state court cases around the country may be scheduled for trial in 1998, although delays in trial dates are common. Trials in the Memphis proceedings are scheduled to begin in 1998.

AcroMed Corporation Settlement

In December 1996, AcroMed Corporation ("AcroMed"), a spinal implant manufacturer and a defendant in many of the cases pending in the Multidistrict Litigation, and the Plaintiff's Legal Committee in the Multidistrict Litigation announced that they had entered into a conditional settlement regarding all product liability claims involving the use of AcroMed devices to achieve pedicular fixation with screws in spinal fusion surgery. Under the terms of the settlement, AcroMed will establish a settlement fund consisting of $100 million in cash plus the proceeds of its product liability insurance policies. In January 1997, the parties submitted a formal class settlement agreement and related documentation for approval by Judge Bechtle. By order dated October 17, 1997, Judge Bechtle certified the proposed settlement class and approved the proposed settlement. All federal court proceedings involving AcroMed devices have been stayed pending final judicial consideration of the proposed settlement.

Insurance

Several insurance carriers have asserted reservation of rights concerning the scope and timing of the Company's remaining insurance coverage, but have not denied insurance coverage to the Company. Three of the carriers, Royal Surplus Lines Insurance Company ("Royal"), Steadfast Insurance Company ("Steadfast") and Agricultural Excess and Surplus Insurance Company ("Agricultural"), have each filed declaratory judgment actions against the Company seeking clarification of their rights and obligations, if any, under their respective policies. Neither Royal nor Agricultural has paid amounts due to the Company; Steadfast has paid only a portion of the amounts due to the Company. The Royal and Steadfast lawsuits are pending in the United States District Court for the Western District of Tennessee in Memphis. The Agricultural lawsuit is pending in the United States District Court for the Southern District of Ohio in Cincinnati. The Company believes that the receivables are recoverable under the terms of the Royal, Steadfast and Agricultural policies. The Company has filed an answer and counterclaim in the Royal litigation and a motion seeking the interim payment of the Company's defense costs. The Company has filed an answer and counterclaim in the Steadfast litigation and intends to file an answer and counterclaim in the Agricultural litigation. These litigations are in the preliminary stages. The Company believes that Royal's, Steadfast's and Agricultural's claims are without merit and will defend against them vigorously.

As is common in the insurance industry, the Company's insurance policies covering product liability claims must be renewed annually. Although the Company has been able to obtain insurance relating to product liability claims at a cost and on other terms and conditions that are acceptable to the Company, there can be no assurance that in the future it will be able to do so.

In January 6, 1997, the Company announced that its 1996 financial results would include a pre-tax charge of $50 million relating to costs associated with the product liability litigation described above. The charge, which has now been reflected in the Company's 1996 financial statements, covers the reasonably foreseeable costs that the Company was positioned in late December 1996 to estimate because the litigation had progressed and because changes in the fourth quarter of 1996 had occurred in facts and circumstances relating to the litigation. Among the changed facts and circumstances were the announcement of the AcroMed settlement described above, the likelihood that the litigation will continue for several years, in part, due to the additional financial resources provided to the plaintiffs' attorneys as a result of the AcroMed settlement, the absence of AcroMed as a member of the joint defense group, the status of the Company's insurance described above and the continuing absence of dispositive rulings relating to the Company's defense motions.

While it is not possible to accurately predict the outcome of litigation, the amount of the accrual which remained on the Company's consolidated balance sheet at December 31, 1997 represents the Company's best judgment of the probable reasonable costs (in excess of amounts of insurance the Company believes are recoverable) to defend and conclude the lawsuits based on the facts and circumstances currently existing. The costs provided for in the accrual include, but are not limited to, legal fees paid or anticipated to be paid and other costs related to the Company's defense and conclusion of these matters.

The actual costs to the Company could differ from the estimated charge and will be dependent upon a number of factors that will not be known for some time, including, among other things, the resolution of defense motions and the extent of further discovery. Although an adverse resolution of the lawsuits could have a material effect on the Company's results of operations and cash flows in future periods, the Company does not believe that these matters will in the future have a material adverse effect on its consolidated financial position. The Company is unable to predict the ultimate outcome or the financial impact of the product liability litigation.

Securities Laws Actions

Beginning in April 1994, the Company and four of its officers and directors were named in five shareholder lawsuits filed in the United States District Court in Memphis, Tennessee. Four of the lawsuits purport to be class actions. All of the lawsuits were consolidated into one case in the United States District Court in Memphis through an amended complaint which added four new individual defendants who are either current or former directors of the Company. The lawsuit alleges that the defendants made false and misleading statements and failed to disclose material facts to the investing public and seeks money damages. The alleged securities law violations are based on the claim that the defendants failed to disclose that the Company sold its products illicitly, illegitimately and improperly and to timely disclose facts concerning the termination of the former U.S. distributor of Sofamor products, NMS. The allegations relating to illicit and illegitimate sales of product are, for the most part, copies from product liability complaints filed against the Company and other manufacturers currently being coordinated in the United States District Court for the Eastern District of Pennsylvania which are referred to above. The allegations of improper sales relate to one of the Company's selling programs which has been publicly disclosed since May 1991. The allegations concerning NMS relate to the termination of the NMS distribution agreement covering Sofamor products in the United States. On October 3, 1995, the United States District Court Judge in Memphis dismissed with prejudice the entire case against the Company and each of the individual defendants. The plaintiffs appealed the dismissal to the United States Court of Appeals for the Sixth Circuit. On August 14, 1997, the Court of Appeals affirmed the dismissal of the plaintiffs' complaint. The Court of Appeals denied the plaintiffs' request for reconsideration on October 9, 1997. On January 6, 1998, the plaintiffs filed a petition for certiorari in the United States Supreme Court.

The Company does not believe the Securities Laws Actions will have a material adverse effect on its consolidated financial position, results of operations or cash flows because of, among other reasons, the facts and circumstances existing with respect to each action, the Company's belief that these actions are without merit, certain defenses available to the Company and the availability of insurance in the Securities Laws Actions.

See "Risk Factors--Risk of Product Liability; Adequate Insurance Coverage" and "--Dependence on Patents and Proprietary Technology."

                                   MANAGEMENT

The name, age and position held with the Company of each of the executive officers and directors of the Company are set forth below.

----------------------------------------------------------------------------------------------------------
               NAME                  AGE                               POSITION
-----------------------------------  ---     -------------------------------------------------------------
E. R. (Ron) Pickard................  49      Chairman, Chief Executive Officer and Director
James J. Gallogly..................  49      President, Chief Operating Officer and Director
Robert A. Compton..................  41      Group President, Operations and Director
R. L. (Lew) Bennett................  71      Senior Vice President
Richard E. Duerr, Jr. .............  51      Vice President, General Counsel and Secretary
Laurence Y. Fairey.................  47      President, International Division
George G. Griffin III..............  50      Executive Vice President and Chief Financial Officer
Kenneth G. Hayes...................  45      President, Surgical Navigation Technologies Division
Mark D. LoGuidice..................  42      Executive Vice President, New Products and Markets
Richard Mazza......................  51      Executive Vice President, Global Manufacturing and
                                             Distribution
J. Mark Merrill....................  38      Vice President, Treasurer and Assistant Secretary
John Pafford.......................  38      Executive Vice President, Global Research and Development
Marie-Helene Plais, M.D. ..........  48      Executive Vice President and Director
Gene B. Sponseller.................  41      President of Manufacturing, Sofamor Danek USA
Edward Traurig.....................  40      Executive Vice President, Sales
Richard W. Treharne, Ph.D..........  48      Vice President of Research and Regulatory Affairs
Don W. Urbanowicz..................  42      Executive Vice President of Marketing, Sofamor Danek USA
L. D. Beard........................  65      Director
George W. Bryan, Sr. ..............  53      Director
Yves Paul Cotrel, M.D. ............  72      Director
Samuel F. Hulbert, Ph.D. ..........  61      Director
George F. Rapp, M.D. ..............  66      Director

In May 1998, Mr. Compton will become the President and Chief Operating Officer of the Company. Mr. Gallogly, the current President and Chief Operating Officer of the Company, will relinquish these positions at such time but will remain on the Board of Directors of the Company. In addition, Mr. Gallogly will become an exclusive consultant to the Company.

The executive officers of the Company serve at the discretion of the Board of Directors and are appointed annually. Members of the Board of Directors serve for one-year terms. Dr. Plais is Dr. Cotrell's daughter. No other family relationship exists among any of the executive officers and directors. The following is a brief description of the previous business background of each of the executive officers and directors.

E. R. (RON) PICKARD has been Chairman and Chief Executive Officer of the Company since May 1994. He was President and Chief Operating Officer of the Company from August 1990 until becoming President and Chief Executive Officer in April 1991. He was appointed as Director of the Company in February 1991. From 1968 until joining the Company, Mr. Pickard was employed by Richards Medical Company in varying capacities including Director of Manufacturing (1975-78), Group Director of Manufacturing (1979-1981), Vice President, Manufacturing (1982-1985) and President, Orthopaedics Division (1986-90). He was appointed as Director of the Company in February 1991.

JAMES J. GALLOGLY has been President and Chief Operating Officer of the Company since June 1994. From 1988 to 1994, he was President and Chief Executive Officer of ReSound Corporation. He was appointed as a Director of the Company in 1994. From 1981 to 1988, Mr. Gallogly held senior executive positions at Richards Medical Company, including President of the Microsurgery Division (1986-1988), Senior Vice President of Microsurgery (1982-1985) and Vice President of Finance and Administration (1981-1982). Prior to 1981, he was employed by Johnson & Johnson, where he held a variety of executive positions.

ROBERT A. COMPTON joined the Company in May 1997 as Group President, Operations. He has served on the Company's Board of Directors since 1990. For 12 years prior to joining the Company, Mr. Compton developed a successful career in the venture capital industry, and most recently worked for the Corporation for Innovation and Development. He first invested in the Company in 1989 and subsequently served on the Company's Board of Directors. His past venture capital activities have included investing in and building rapidly growing companies in the fields of medical devices, healthcare services, information technology and biotechnology. He received his B.A. from Principia College in 1978 and his M.B.A. from Harvard University in 1984.

R. L. (LEW) BENNETT has been Senior Vice President of the Company since January 1992. Mr. Bennett joined the Company in January 1991 as Senior Vice President--Sales and Marketing. He has been active in the medical industry for over 35 years, including tenures as divisional sales manager for Ethicon and Vice President--Sales and Vice President--Marketing for the United States, Canada and the Far East for Howmedica, Inc. Ethicon is a division of Johnson & Johnson that specializes in medical sutures. Howmedica, Inc. is an orthopedic company.

RICHARD E. DUERR, JR. has been Vice President, General Counsel and Secretary since he joined the Company in June 1991. Mr. Duerr was engaged in the private practice of law prior to joining the Company. From October 1979 through May 1990, Mr. Duerr was employed by Schering-Plough Corporation in a variety of domestic and international capacities. He previously served as an Assistant United States Attorney for the Eastern District of Kentucky and as a law clerk to the Honorable Pierce Lively, Judge of the United States Court of Appeals for the Sixth Circuit. He received his B.A. in 1969 from the University of Notre Dame and is a 1972 graduate of the University of Louisville School of Law.

LAURENCE Y. FAIREY has been President of the Company's International Division since January 1998. He joined Sofamor Danek USA in January 1991 as Vice President--International. He was appointed a Vice President and the Chief Financial Officer of the Company in October 1991 and promoted to Executive Vice President and Chief Financial Officer in July 1992. In July 1997, Mr. Fairey was named President of the Company's Americas, Asia, Pacific Division. Prior to joining Sofamor Danek USA, Mr. Fairey was employed by Richards Medical Company since 1973 in various positions, including Controller, Treasurer, Vice President Finance for the International Division and his last position of Vice President of International Operations. Mr. Fairey holds a B.S. degree in accounting and an M.B.A. from the University of Memphis.

GEORGE G. GRIFFIN III joined the Company in July 1997 as Executive Vice President and Chief Financial Officer. For four years prior to joining the Company, Mr. Griffin served as Chief Financial Officer and Executive Vice President of Wright Medical Technology, Inc., and from 1988 through 1993, he served as Vice President--Finance of Smith and Nephew Richards. Mr. Griffin has over 18 years of management experience in the orthopedic industry. He received a degree in accounting from Mississippi State University in 1970 and became a certified public accountant in 1980.

KENNETH G. HAYES joined the Company in July 1997 as President, Image Guided Surgery Division. Mr. Hayes has more than 20 years experience in the medical devices industry and, prior to joining the Company, served as President of the USCI Division of C.R. Bard. He received his B.S. from Marist College in 1974.

MARK D. LOGUIDICE has been Executive Vice President, New Products and Markets since January 1998. He joined Sofamor Danek USA as President in February 1995. Prior to that, he spent 16 years with United States Surgical Corporation, most recently in the positions of Vice President of Marketing--Sutures and Vice President of Sales. Mr. LoGuidice is a 1978 graduate of Colgate University and received his M.B.A. from Pace University in 1984.

RICHARD MAZZA joined the Company in February 1998 as Executive Vice President, Global Manufacturing and Distribution. For the four years prior to joining the Company, Mr. Mazza was employed by Wright Medical Technology, Inc., most recently serving as Chief Operating Officer. From 1991 to 1994, he served as Senior Director of Operations for United States Surgical Corporation. Mr. Mazza is a graduate of Central Connecticut State University.

J. MARK MERRILL is Vice President, Treasurer and Assistant Secretary. He joined the Company in October 1988. Mr. Merrill received his B.S. degree in accounting from Christian Brothers University in 1981. He became a Certified Public Accountant in 1983 and received his M.B.A. with a concentration in finance from the University of Memphis in 1988.

JOHN PAFFORD has been Executive Vice President, Global Research and Development since October 1997. He joined the Company in January 1991 as Director of Product Development. In September 1991, he was promoted to Vice President of Product Development overseeing all U.S. product developing activities. Prior to joining the Company, Mr. Pafford was employed by Dow Corning Wright, holding various positions in Product Development from 1977 onward. Mr. Pafford holds a B.S. degree in engineering from the University of Memphis and is a member of the University's Advisory Council of the Herff College of Engineering.

MARIE-HELENE PLAIS, M.D. has been Executive Vice President of the Company since November 1996. In August 1987, she joined the Company as Medical Director of Sofamor, became Vice President of Marketing and Sales of Sofamor in 1989 and President of Sofamor Danek Europe in 1993. Prior to joining the Company, she was a consultant in genetic diseases in Brittany, France. Dr. Plais graduated from the University of Paris as an M.D. and holds a Master's Degree in human biology.

GENE B. SPONSELLER has been President of Manufacturing, Sofamor Danek USA since September 1990. From 1984 to 1990, he was Vice President and General Manager of Manufacturing Operations.

EDWARD TRAURIG has been Executive Vice President, Sales since October 1997. He joined the Company in February 1995 as Vice President, Sales. Mr. Traurig had previously been employed with United States Surgical Corporation for 13 years holding various positions. He holds a B.S. degree from Miami University in Ohio.

RICHARD W. TREHARNE, PH.D. has been Vice President of Regulatory and Clinical Affairs of the Company since January 1991. He joined the Company in November 1990. Prior to that, Dr. Treharne was with Richards Medical Company. Dr. Treharne has a Ph.D. from the University of Pennsylvania and an M.B.A. from the University of Memphis. In June 1991, Dr. Treharne was named Vice President of Research and Regulatory Affairs and is presently in charge of the research and regulatory efforts of the Company.

DON W. URBANOWICZ has been Executive Vice President of Marketing of Sofamor Danek USA since September 1995. From January 1987 until joining Sofamor Danek USA, Mr. Urbanowicz held senior executive positions with Smith and Nephew Richards, including President of the Perry Surgical Glove Division (1992-1995) and Senior Vice President for Strategic Planning/Business Operations and Vice President of Global Marketing for the Richards Orthopaedic Division. From 1980 to 1986, he was employed by Pfizer's Howmedica Orthopaedic Division, where he held a variety of marketing management positions. Mr. Urbanowicz is a 1977 graduate of Seton Hall University. He received his M.B.A. from Seton Hall in 1980.

L. D. BEARD has been a Director of the Company since 1983. He was President and Chief Executive Officer of the Company from 1983 to August 1990 and Chairman of the Board and Chief Executive Officer of the Company from April 1, 1991 until his retirement on May 23, 1994.

GEORGE W. BRYAN, SR. has been a Director of the Company since July 1992. Since 1983 Mr. Bryan has been Senior Vice President of Sara Lee Corporation and the President of its Meat Division. Mr. Bryan is also a Director of Union Planters Corporation and Union Planters National Bank.

YVES PAUL COTREL, M.D. has been a Director of the Company since June 1993. He served as Chairman of the Sofamor Board from 1986 to 1993. Dr. Cotrel was the Chief of the Spine Unit at the Calot Institute at Berck Plage from 1953 to 1977. Dr. Cotrel acted as a consultant to the Luxembourg Public Health Ministry from 1977 to 1991 and has been Chairman of the Board of Directors of the French Research Institute for Skeletal Diseases since 1989. Dr. Cotrel is the father of Dr. Marie-Helene Plais.

SAMUEL F. HULBERT, PH.D. has been a Director of the Company since 1985. Since 1976, he has served as President of Rose-Hulman Institute of Technology. Dr. Hulbert is also a Director of Citizens Bank of Western Indiana.

GEORGE F. RAPP, M.D. has been a Director of the Company since 1983. He is a surgeon who has practiced since 1964 in Indianapolis, Indiana. He is a graduate of the Indiana University School of Medicine. Dr. Rapp also serves as a Clinical Professor of Orthopedic Surgery at the Indiana University School of Medicine. Dr. Rapp served as a consultant to the Company from 1988 through December 31, 1991.

                              SELLING SHAREHOLDERS

On January 26, 1998, the Selling Shareholders entered into a stock exchange agreement (the "Stock Exchange Agreement") pursuant to which the Selling Shareholders sold all of the outstanding capital stock of Sofyc, a personal holding company of the Selling Shareholders, which owns 3,337,272 shares of the Company's Common Stock, for consideration consisting primarily of Common Stock. Through its purchase of Sofyc, which conducts no business other than the ownership of the Common Stock, the Company effectively repurchased beneficial ownership of 3,337,272 shares of Common Stock held by Sofyc in exchange for an aggregate of 2,806,080 privately placed shares of Common Stock, $1.0 million in cash (less certain expenses relating to the repurchase) and the Company's agreement to repay certain outstanding loans of Sofyc equal to approximately $925,000. Accordingly, as a result of the transaction, the outstanding shares of Common Stock were reduced by 531,192 shares. Upon consummation of the Sofyc Exchange, Sofyc became a wholly owned subsidiary of the Company.

The following table sets forth certain information with respect to the Selling Shareholders and reflects the consummation of the Sofyc Exchange.

                                                    ----------------------------------------------------------------
                                                      OWNERSHIP PRIOR TO                       OWNERSHIP SUBSEQUENT
                                                           OFFERING                                TO OFFERING
                                                    ----------------------     NUMBER OF      ----------------------
                                                                  PERCENT      SHARES TO                    PERCENT
                                                     NUMBER       OF TOTAL     BE SOLD IN      NUMBER       OF TOTAL
                       NAME                         OF SHARES      SHARES       OFFERING      OF SHARES      SHARES
--------------------------------------------------  ---------     --------     ----------     ---------     --------
Yves Paul Cotrel, M.D.(1)(2)(4)...................  1,451,434        5.9%        324,490      1,126,944        4.3%
Marie-Helene Plais(1)(3)(5).......................    979,019        4.0         120,611        858,408        3.3
Annie Cotrel(1)(3)................................    926,506        3.8         123,266        803,240        3.1
Benedicte Cotrel(1)(3)............................    920,357        3.7         123,266        797,091        3.0
Marie Louise Cotrel(1)(2).........................  1,436,276        5.8         324,491      1,111,785        4.2
Philippe Cotrel(1)(3).............................    939,121        3.8         114,415        824,706        3.1
Yves-Regis Cotrel(1)(3)...........................    920,621        3.7         117,365        803,256        3.1
Elizabeth Cotrel Gauzan(1)(3).....................    951,591        3.9         123,266        828,325        3.2
Catherine Cotrel Lechien(1)(3)....................    935,591        3.8         114,415        821,176        3.1
Marie-Christine Milliez(1)(3).....................    931,091        3.8         114,415        816,676        3.1

---------------
(1) Includes 738,744 shares in usufruct.

(2) Includes 697,532 shares of Common Stock received in the Sofyc Exchange.

(3) Includes 176,377 shares of Common Stock received in the Sofyc Exchange.

(4) Includes 5,000 shares which he has the right to acquire within 60 days upon the exercise of options.

(5) Includes 48,200 shares which she has the right to acquire within 60 days upon the exercise of options.

The persons identified above may be deemed to beneficially own the shares under the rules and regulations of the Commission, but the inclusion of those shares does not constitute, and should not be construed as, an admission of beneficial ownership.

In connection with the Sofyc Exchange, the parties executed a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Company agreed to use its reasonable efforts to register 1,600,000 shares of the Common Stock (the "Family Registrable Securities") received by the Selling Shareholders in the Sofyc Exchange. The shares of the Selling Shareholders being offered hereby are included herein pursuant to such registration rights. The Registration Rights Agreement also provides for a demand registration right of the Selling Shareholders if a registration statement relating to the Family Registrable Securities is not effective on or prior to June 30, 1998 (the "Alternative Family Demand"). In addition, the Registration Rights Agreement grants Yves Paul Cotrel and Marie-Louise Cotrel an additional demand registration right covering their shares of Common Stock remaining after any offering of Family Registrable Securities. This registration right is exercisable once during the three-year period beginning on the first anniversary of the closing of the Offering, subject to the right of the Company to postpone such registration up to two times for a period of 90 days each if the Company reasonably determines that an offering at such time would have an adverse effect on the Company under the circumstances then outstanding. The Selling Shareholders have agreed to pay all costs in connection with any registration; provided, however, that if securities of any other party are included in the registration statement then they shall only pay their proportional interests of expenses. If a registration is requested pursuant to the Alternative Family Demand, but is not effective at a time reasonably prior to the date the Selling Shareholders are required to pay capital gains taxes in France for the 1998 tax year and the failure to be effective results from a postponement of the registration requested by the Company, the Company has agreed to assist the Selling Shareholders in obtaining third-party financing on commercially reasonable terms for the capital gains tax liability of the Selling Shareholders arising from the transactions contemplated by the Stock Exchange Agreement and the Company shall pay the borrowing costs incurred in connection with such financing. The Company expects to incur a foreign tax liability of approximately $10.5 million in connection with the Sofyc Exchange.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

COMMON STOCK

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable if the Company's Preferred Stock (the "Preferred Stock") were subsequently issued, the holders of Common Stock are entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued hereby will be fully paid and nonassessable.

PREFERRED STOCK

The Company's Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, voting rights, terms of redemption, redemption prices, liquidation prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon consummation of the Offering, 3,219,229 shares may be deemed "restricted securities" (as that term is defined in Rule 144 under the Securities Act) including 1,206,080 shares issued to the Selling Shareholders pursuant to the Sofyc Exchange. Such shares may be sold in the future only pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144 under the Securities Act, or pursuant to another exemption therefrom. Sales of Common Stock pursuant to this offering and sales of restricted securities under Rule 144 or pursuant to a future registration statement may depress the price of the Company's Common Stock.

The Company and each of its directors and executive officers and certain of its securityholders, who, following the Offering, in the aggregate will hold 3,068,002 shares of Common Stock and options to purchase, as of February 2, 1998, 3,043,400 shares of Common Stock, will agree that they will not directly or indirectly, without the prior written consent of J.P. Morgan Securities Inc., offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act any Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans. See "Selling Shareholders."

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Common Stock is SunTrust Bank, Inc., Atlanta, Georgia.

                                  UNDERWRITING

The Underwriters named below (the "Underwriters"), for whom J.P. Morgan Securities Inc., PaineWebber Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among the Company, the Selling Shareholders and the Representatives (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                                ---------
                                                                                                NUMBER OF
                                         UNDERWRITERS                                              SHARES
----------------------------------------------------------------------------------------------  ---------
J.P. Morgan Securities Inc. ..................................................................    900,000
PaineWebber Incorporated......................................................................    900,000
Smith Barney Inc. ............................................................................    900,000
Jefferies & Company, Inc. ....................................................................    104,000
Charles Schwab & Co., Inc. ...................................................................    104,000
Robert W. Baird & Co. Incorporated............................................................    104,000
Morgan Keegan & Company, Incorporated.........................................................    104,000
Stephens Inc. ................................................................................    104,000
                                                                                                ---------
     Total....................................................................................  3,220,000
                                                                                                =========

The nature of the Underwriters' obligations under the Underwriting Agreement is such that all of the Common Stock being offered must be purchased if any are purchased.

The Representatives have advised the Company and the Selling Shareholders that the several Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and may offer the Common Stock to selected dealers at such price less a concession not to exceed $1.71 per share. The Underwriters may allow, and such dealers may reallow, a concession to other dealers not to exceed $0.10 per share. After the Common Stock is initially offered, the public offering price and other selling terms may be changed by the Representatives.

The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate shorts or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing shares of Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company and each of its directors and executive officers and certain of its securityholders, who in the aggregate will hold, following the Offering, 3,068,002 shares of Common Stock and options to purchase, as of February 2, 1998, 3,043,400 shares of Common Stock, will agree that they will not directly or indirectly, without the prior written consent of J.P. Morgan Securities Inc., offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into Common Stock or register for sale under the Securities Act any Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans.

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Henderson, Daily, Withrow & DeVoe. Hausmann & Associes is acting as counsel to the Sofyc Shareholders, Shearman & Sterling is acting as counsel to the Company and Cahill Gordon & Reindel, a partnership including a professional corporation, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

The consolidated balance sheets of the Company as of December 31, 1997, 1996, 1995 and 1994, and the consolidated statements of income, changes in stockholders' equity, and cash flows for each of the four years in the period ended December 31, 1997, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K and its Current Report on Form 8-K, dated February 3, 1998, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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

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